TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of six months
ended June 30, 2005
presented in comparative format

                          Grupo Financiero Galicia S.A.
         "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                Table of Contents
                 Financial Statements and Limited Review Report
                             For the period of six
          months ended June 30, 2005, presented in comparative format
                   Report of the Supervisory Syndics Committee
                For the period of six months ended June 30, 2005
                              System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                        3

Consolidated Statement of Financial Condition                                  4

Consolidated Memorandum Accounts                                               7

Consolidated Income Statement                                                  8

Consolidated Statement of Cash Flows                                          10

Notes to Consolidated Financial Statements                                    11

Statement of Financial Condition                                              57

Income Statement                                                              58

Statement of Changes in Shareholders' Equity                                  59

Statement of Cash Flows                                                       60

Notes to Financial Statements                                                 61

Schedules                                                                     89

Information  required in addition to the Notes to
Financial Statements by Section 68 of the Buenos
Aires Stock Exchange regulations                                              96

Supplementary and Explanatory Statement by the
Board of Directors required by Section 2 of the
Accounting Documentation Rules of the Cordoba
Stock Exchange Regulations                                                   100

Informative Review                                                           103

Report of the Supervisory Syndics Committee

Limited Review Report

Name:                              Grupo Financiero Galicia S.A.
                                   "Corporation which has not adhered to the
                                   Optional System for the Mandatory Acquisition
                                   of Shares in a Public Offering"
Legal domicile:                    Tte. Gral. Juan D. Peron N(0) 456 - Piso 2(0)
                                   Autonomous City of Buenos Aires
Principal line of business:        Financial and Investment activities

7th fiscal year
For the period of six months ended June 30, 2005, Presented in comparative format

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                           September 30, 1999

Date of more recent amendment to
By-laws:                           August 22, 2003

Registration number with the
Corporation Control Authority:     11,891
Sequential Number - Corporation
Control Authority:                 1,671,058

Date of expiry of the
Company's by-laws:                 June 30, 2100

Name of Controlling Company:       EBA HOLDING S.A.

Principal line of business:        Financial and Investment activities

Interest held by the Controlling
Company in the Shareholders'
 equity as of June 30, 2005:       22.65%

Percentage of votes to which
the Controlling Company is
entitled as of June 30, 2005:      59.42%

                 CAPITAL STATUS as of June 30, 2005 (Note 8 to the Financial Statements)
                                         (In thousands of pesos)

---------------------------------------------------------------------------------------------------------
                                                  Shares
---------------------------------------------------------------------------------------------------------
   Number                     Type             Voting rights per        Subscribed              Paid in
                                                      share
---------------------------------------------------------------------------------------------------------
                    Ordinary  class "A", face
 281,221,650        value of 0.001                     5                 281,222                281,222
---------------------------------------------------------------------------------------------------------
                    Ordinary  class "B", face
 960,185,367        value of 0.001                     1                 960,185                960,185
---------------------------------------------------------------------------------------------------------
1,241,407,017                                                           1,241,407              1,241,407

                         Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a
                                Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of June 30, 2005 and December 31, 2004
                            (In thousands of pesos)

                                                                                          06.30.05               12.31.04
                                                                                  -------------------------------------------
  ASSETS
A.   CASH AND CASH EQUIVALENTS                                                             959,615                988,669
                                                                                  -------------------------------------------
     -Cash                                                                                 471,082                442,494
     -Banks and correspondents                                                             488,533                546,175
                                                                                  -------------------------------------------
B.   GOVERNMENT AND CORPORATE SECURITIES                                                 5,615,581              5,534,097
                                                                                  -------------------------------------------
     -Holdings of investment account securities                                             13,322                601,264
     -Holdings of trading securities                                                         9,154                 37,105
     -Unlisted government securities                                                     4,542,749              4,371,716
     -Securities issued by the BCRA                                                      1,022,137                508,544
     -Investments in listed corporate securities                                            28,555                 16,086
     -Allowances                                                                             (336)                  (618)
                                                                                  -------------------------------------------
 C.  LOANS                                                                               9,442,317              8,438,177
                                                                                  -------------------------------------------
     -To the non-financial public sector                                                 4,973,998              4,558,873
     -To the financial sector                                                              106,917                150,530
     -To the non-financial private sector and residents abroad                           4,947,474              4,361,393
      -Overdrafts                                                                          322,148                199,668
      -Notes                                                                             1,304,474              1,099,243
      -Mortgage loans                                                                      681,144                623,944
      -Pledge loans                                                                        101,612                 92,889
      -Consumer loans                                                                      112,938                 58,161
      -Credit card loans                                                                 1,291,002              1,105,386
      -Others                                                                              746,582                772,996
      -Accrued Interest and quotation differences receivable                               394,642                414,400
      -Documented interest                                                                 (7,012)                (5,286)
      -Unallocated collections                                                                (56)                    (8)
     -Allowances                                                                         (586,072)              (632,619)
                                                                                  -------------------------------------------
 D.  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                6,904,701              6,697,688
                                                                                  -------------------------------------------
     -Argentine Central Bank                                                                82,121                 78,463
     -Amounts receivable for spot and forward sales to be settled                          370,504                 56,209
     -Securities receivable under spot and forward purchases to be settled                 435,772                313,462
     -Unlisted negotiable obligations                                                       21,892                 20,384
     -Others not included in the debtor classification regulations                       5,716,236              5,973,345
     -Others included in the debtor classification regulations                             192,688                188,807
     -Accrued interest receivable not included in the debtor classification
      regulations                                                                          107,485                 92,302
     -Accrued interest receivable included in the debtor classification
      regulations                                                                            2,828                  2,427
     -Allowances                                                                          (24,825)               (27,711)

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                    as of June 30, 2005 and December 31, 2004
                             (In thousands of pesos)

                                                                                          06.30.05               12.31.04
                                                                                  -------------------------------------------
E.   ASSETS UNDER FINANCIAL LEASES                                                         119,572                100,950
                                                                                  -------------------------------------------
    -Assets under financial leases                                                         122,141                103,443
    -Allowances                                                                            (2,569)                (2,493)
                                                                                  -------------------------------------------
F.   EQUITY INVESTMENTS IN OTHER COMPANIES                                                  82,655                 82,819
                                                                                   ----------------------------------------
     -In financial institutions                                                              2,945                  3,029
     -Others                                                                               110,729                108,714
     -Allowances                                                                          (31,019)               (28,924)
                                                                                  -------------------------------------------
G.   MISCELLANEOUS RECEIVABLES                                                             387,850                519,781
                                                                                  -------------------------------------------
     -Debtors for sale of assets                                                               488                    879
     -Presumptive minimum income tax credit                                                149,820                138,010
     -Others                                                                               318,863                353,507
     -Accrued interest on debtors for sale of assets                                            31                     33
     -Other accrued interest and adjustments receivable                                         51                 64,263
     -Allowances                                                                          (81,403)               (36,911)
                                                                                  -------------------------------------------
H.   FIXED ASSETS                                                                          485,088                489,182
                                                                                  -------------------------------------------
I.   MISCELLANEOUS ASSETS                                                                  169,177                160,033
                                                                                  -------------------------------------------
J.   INTANGIBLE ASSETS                                                                     560,028                638,004
                                                                                  -------------------------------------------
     -Goodwill                                                                             102,735                115,080
     -Organization and development expenses                                                457,293                522,924
                                                                                  -------------------------------------------
K.   UNALLOCATED ITEMS                                                                         683                  1,154
                                                                                  -------------------------------------------
     TOTAL ASSETS                                                                       24,727,267             23,650,554

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                    as of June 30, 2005 and December 31, 2004
                             (In thousands of pesos)

                                                                                          06.30.05               12.31.04
                                                                                  -------------------------------------------
LIABILITIES

L.   DEPOSITS                                                                            7,531,041              6,756,913
                                                                                  -------------------------------------------
     -Non-financial public sector                                                           81,007               131,932
     -Financial sector                                                                       5,660                17,157
     -Non-financial private sector and residents abroa                                   7,444,374             6,607,824
      -Current accounts                                                                  1,474,171             1,192,474
      -Savings accounts                                                                  1,952,964             1,638,694
      -Time deposits                                                                     3,738,256             3,415,788
      -Investment accounts                                                                     359                   383
      -Others                                                                              184,279               280,220
      -Accrued interest and quotation differences payable                                   94,345                80,265
                                                                                  -------------------------------------------
M.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                               14,573,096            14,056,567
                                                                                  -------------------------------------------
     -Argentine Central Bank                                                             8,047,122             8,059,550
     -Assistance decrees 739/03 and 1262/03                                              5,156,914             5,321,697
     -Others                                                                             2,890,208             2,737,853
     -Banks and international entities                                                     731,490               772,393
     -Unsubordinated negotiable obligations                                              3,068,881             3,348,652
     -Amounts payable for spot and forward purchases to be settled                         360,475               229,537
     -Securities to be delivered under spot and forward sales to be settled                370,500                56,155
     -Loans from domestic financial institutions                                           221,510               191,195
     -Others                                                                               981,280               909,926
     -Accrued interest and quotation differences payable                                   791,838               489,159
                                                                                  -------------------------------------------
N.   MISCELLANEOUS LIABILITIES                                                             272,368               300,612
                                                                                  -------------------------------------------
     -Dividends payable                                                                          5                     5
     -Fees                                                                                   1,251                 3,676
     -Others                                                                               268,737               294,888
     -Adjustments and accrued interest payable                                               2,375                 2,043
                                                                                  -------------------------------------------
O.   PROVISIONS                                                                            226,870               517,806
                                                                                  -------------------------------------------
P.   SUBORDINATED NEGOTIABLE OBLIGATIONS                                                   399,919               380,077
                                                                                  -------------------------------------------
Q.   UNALLOCATED ITEMS                                                                      13,472                 5,574
                                                                                  -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                    137,758               113,467
                                                                                  -------------------------------------------
TOTAL LIABILITIES                                                                       23,154,524            22,131,016
                                                                                  ===========================================
SHAREHOLDERS' EQUITY                                                                     1,572,743             1,519,538
                                                                                  -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              24,727,267            23,650,554

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                    as of June 30, 2005 and December 31, 2004
                             (In thousands of pesos)

                                                                                        06.30.05              12.31.04
                                                                                 ----------------------------------------
DEBIT                                                                                    25,606,711            24,834,267
                                                                                 ========================================
CONTINGENT                                                                               17,706,953            16,956,681
                                                                                 ----------------------------------------
Loans obtained                                                                              234,282               107,302
Guarantees received                                                                      10,980,428            10,295,575
Others not included in the debtor classification regulations                                      -                25,774
Contingencies re. contra items                                                            6,492,243             6,528,030
                                                                                 ----------------------------------------
CONTROL                                                                                   7,649,476             7,699,323
                                                                                 ----------------------------------------
Uncollectible loans                                                                         632,653               615,801
Others                                                                                    6,826,771             6,911,058
Control re. contra items                                                                    190,052               172,464
                                                                                 ----------------------------------------
DERIVATIVES                                                                                 239,135               173,069
                                                                                 ----------------------------------------
"Notional" value of forward transactions with out delibery of underlying asset               28,845                     -
Derivatives re. contra items                                                                210,290               173,069
                                                                                 ----------------------------------------
TRUST ACCOUNTS                                                                               11,147                 5,194
                                                                                 ----------------------------------------
Trust funds                                                                                  11,147                 5,194
                                                                                 ----------------------------------------
CREDIT                                                                                   25,606,711            24,834,267
                                                                                 ----------------------------------------
CONTINGENT                                                                               17,706,953            16,956,681
                                                                                 ----------------------------------------
Loans granted (unused balances)                                                             319,346               285,824
Guarantees provided to the Argentine Central Bank                                         5,840,231             5,708,394
Other guarantees provided included in the debtor classification regulations                 221,037               122,539
Other guarantees provided not included in the debtor classification regulations              38,120               239,930
Others included in the debtor classification regulations                                     52,711                57,107
Others not included in the debtor classification regulations                                107,376               140,010
Others                                                                                          384                     -
Contingencies re. contra items                                                           11,127,748            10,402,877
                                                                                 ----------------------------------------
CONTROL                                                                                   7,649,476             7,699,323
                                                                                 ----------------------------------------
Valuables to be credited                                                                    189,889               172,296
Others                                                                                          163                   168
Control re. contra items                                                                  7,459,424             7,526,859
                                                                                 ----------------------------------------
DERIVATIVES                                                                                 239,135               173,069
                                                                                 ----------------------------------------
"Notional" value of put options written                                                     181,441                     -
"Notional" value of forward transactions without delivery of underlying assets               28,849                     -
Derivatives - re. contra items                                                               28,845               173,069
                                                                                 ----------------------------------------
                                                                                 ----------------------------------------
TRUST ACCOUNTS                                                                               11,147                 5,194
                                                                                 ----------------------------------------
Trust liabilities re. contra items                                                           11,147                 5,194

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                          For the period of six months
                commenced January 1, 2005 and ended June 30, 2005 presented in comparative format with the same period of the previous year
                             (In thousands of pesos)

                                                                                            06.30.05              06.30.04
                                                                                  ----------------------------------------
A.   FINANCIAL INCOME                                                                      1,161,440               777,835
                                                                                  ----------------------------------------
     Interest on cash and cash equivalents                                                        22                    19
     Interest on loans to the financial sector                                                 1,614                 2,757
     Interest on overdrafts                                                                   17,297                12,153
     Interest on notes                                                                        51,434                46,977
     Interest on mortgage loans                                                               41,112                34,194
     Interest on pledge loans                                                                  4,749                 2,574
     Interest on credit card loans                                                           105,816                79,603
     Interest on other loans                                                                  12,754                11,427
     Net income from government and corporate securities                                     153,955                57,874
     Interest income on other receivables resulting from financial brokerage                  78,802                31,333
     Net income from secured loans - Decree 1387/01                                           96,548                90,675
     Consumer price index adjustment (CER)                                                   563,530               293,815
     Salary variation index adjustment (CVS)                                                       -                28,926
     Others                                                                                   33,807                85,508
                                                                                  ----------------------------------------
B.   FINANCIAL EXPENSES                                                                      907,765               557,053
                                                                                  ----------------------------------------
     Interest on current account deposits                                                      6,312                 1,563
     Interest on savings account deposits                                                      2,251                 2,138
     Interest on time deposits                                                                58,506                42,793
     Interest on loans from the financial sector                                               1,907                 3,465
     Interest expense for other liabilities resulting from financial brokerage               130,074                90,272
     Other interest                                                                          166,501               132,579
     Consumer price index adjustment (CER)                                                   513,635               253,049
     Others                                                                                   28,579                31,194
                                                                                  ----------------------------------------
     GROSS BROKERAGE MARGIN                                                                  253,675               220,782
                                                                                  ========================================
C.   LOAN LOSS PROVISION                                                                      41,049                96,583
                                                                                  ----------------------------------------
D.   INCOME FROM SERVICES                                                                    300,547               251,505
                                                                                  ----------------------------------------
     In relation to lending transactions                                                      83,887                74,366
     In relation to borrowing transactions                                                    82,544                65,906
     Other commissions                                                                        10,081                 4,688
     Others                                                                                  124,035               106,545
                                                                                  ----------------------------------------
E.   EXPENSES FOR SERVICES                                                                    49,330                43,965
                                                                                  ----------------------------------------
     Commissions                                                                              24,387                19,857
     Others                                                                                   24,943                24,108

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Income Statement
                commenced January 1, 2005 and ended June 30, 2005 presented in comparative format with the same period of the previous year
                             (In thousands of pesos)

                                                                                            06.30.05              06.30.04
                                                                                  ----------------------------------------
G.   ADMINISTRATIVE EXPENSES                                                                 361,893               304,885
                                                                                  ----------------------------------------
     Personnel expenses                                                                      183,073               136,848
     Directors' and syndics' fees                                                              2,858                 1,469
     Other fees                                                                               14,136                 9,614
     Advertising and publicity                                                                28,374                17,975
     Taxes                                                                                    16,275                22,921
     Other operating expenses                                                                 87,406                92,128
     Others                                                                                   29,771                23,930
                                                                                  ----------------------------------------
     NET RESULT OF FINANCIAL BROKERAGE                                                       101,950                26,854
                                                                                  ========================================
     RESULT OF MINORITY INTEREST                                                            (22,038)               (9,674)
                                                                                  ----------------------------------------
H.   MISCELLANEOUS INCOME                                                                    170,353               137,868
                                                                                  ----------------------------------------
     Net income from long-term investments                                                     2,613                    38
     Penalty interest                                                                            476                   494
     Loans recovered and allowances reversed                                                  88,743                91,800
     Consumer price index adjustment (CER)                                                     7,329                 4,488
     Others                                                                                   71,192                41,048
                                                                                  ----------------------------------------
I.   MISCELLANEOUS LOSSES                                                                    207,408               188,443
                                                                                  ----------------------------------------
     Penalty interest and charges in favor of the BCRA                                             6                    14
     Loan loss provision for miscellaneous receivables and other provisions                   53,214                69,286
     Consumer price index adjustment (CER)                                                       373                   166
     Amortization of differences arising from court resolutions                               65,569                58,552
     Others                                                                                   88,246                60,425
                                                                                  ----------------------------------------
     PRE-TAX NET INCOME/(LOSS)                                                                42,857              (33,395)
                                                                                  ----------------------------------------
K.   INCOME TAX                                                                             (10,348)                 7,515
                                                                                  ========================================
     NET INCOME/(LOSS) FOR THE PERIOD                                                         53,205              (40,910)

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                     For the Period of six months commenced
                    January 1, 2005 and ended June 30, 2005
                  presented in comparative format with the same
                           period of the previous year
                             (In thousands of pesos)

                                                                                          06.30.05              06.30.04
                                                                                ----------------------------------------
Changes in cash
Cash and cash equivalents at the beginning of the year                                     988,669               826,150
(Decrease) / Increase in cash                                                             (29.054)               153.393
                                                                                ----------------------------------------
Cash and cash equivalents at the end of the period                                         959.615               979.543
                                                                                ========================================
Reasons for changes in cash
Financial income collected                                                                 513.149               441.040
Income from services collected                                                             300.856               250.994
Less:
Financial expenses paid                                                                  (364.853)             (261.903)
Expenses for services paid                                                                (48.238)              (43.895)
Administrative expenses paid                                                             (312.042)             (250.172)
                                                                                ----------------------------------------
Cash provided by operations                                                                 88.872               136.064
                                                                                ========================================
Other sources of cash
Increase in deposits, net                                                                1.112.606               724.184
Decrease in government and corporate securities, net                                             -               206.340
Other sources of cash                                                                       77.841                97.762
                                                                                ----------------------------------------

Total sources of cash                                                                    1.190.447             1.028.286
                                                                                ----------------------------------------
Other uses of cash
Increase in government and corporate securities, net                                     (401.811)                     -
Increase in loans, net                                                                   (432.464)             (338.517)
Increase in other receivables resulting from financial brokerage, net                     (75.340)              (32.393)
Increase in other assets, net                                                             (86.112)              (53.041)
Decrease in other liabilities resulting from financial brokerage, net                    (186.182)             (278.628)
Decrease in other liabilities, net                                                        (33.846)              (59.434)
Decrease in subordinated negotiable obligations, net                                             -               (8,982)
Other uses of cash                                                                        (92,618)              (32,323)
Repayment of principal and interest on restructured debt                                         -             (207,639)
                                                                                ----------------------------------------
Total uses of cash                                                                     (1,308,373)           (1,010,957)
                                                                                ----------------------------------------
(Decrease) / Increase in cash                                                             (29,054)               153,393

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                          For the Period of six months
                               ended June 30, 2005
                         presented in comparative format
                             (In thousands of pesos)

NOTE 1:   ARGENTINE ECONOMIC CONTEXT

          The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements.

NOTE 2:   FINANCIAL STATEMENT PRESENTATION

          The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the National Securites Commission (CNV). As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the quarterly financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

          These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

          Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   ACCOUNTING POLICIES

          Below are the most important accounting policies used in preparing the consolidated financial statements:

          a.   Financial statement consolidation

               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 4 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the BCRA rules. For this reason the Company has adopted the valuation and disclosure criteria applied by the Bank.

               Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank (Argentine Banking GAAP) and, except as mentioned in point c.1.d. of this Note, to professional accounting standards (Argentine
               GAAP).

               The foreign branches' financial statements have originally been issued in foreign currency and converted into pesos as follows:

               a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               b. The allotted capital was computed in the restated amounts actually disbursed.

               c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

               d. The result for the period was determined as the difference between retained earnings at beginning of year, net of distributions of profits and contributions in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current year.

               e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.

               The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

          b.   Consistency of accounting policies

               The accounting policies used in preparing Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements).

               The principal valuation criteria applied by Banco de Galicia y Buenos Aires S.A. were as follows:

               b.1. - Foreign currency assets and liabilities

               These are stated at the reference US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

               Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.

               b.2. - Gold bullion

               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               The Company follows the procedure described in item b.1. to translate the U.S. dollar figures into Argentine pesos.

               b.3. - Government and corporate securities

               b.3.a. - Government securities

               I) Holdings in investment accounts:

               These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see Note 1 to financial statements under section "Compensation to financial institutions") recorded at their technical value.

               While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position of these securities and the balances receivable not used as collateral for the subscription of the Hedge Bond which were included in "Other receivables resulting from financial brokerage" had been stated at market value, a decrease of approximately $377,102 and $617,764 would have been recorded in the shareholders' equity as of June 30, 2005 and at the end of the previous year, respectively.

               Furthermore, the cap per bond resulting from increasing the market price by 20% does not apply to the valuation of those bonds or to the treatment of the valuation difference.

               II) Holdings of trading securities:

               These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

               III) Unlisted:

               As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               a) Secured Bonds in Pesos

               These bonds have been valued in accordance with Communique "A" 3911 and supplementary rules, as mentioned in this Note, under section "National secured loans and provincial secured bonds".

               All these securities are pledged as collateral for the assistance loan from the BCRA and the subscription of the Hedge Bond, as mentioned in Note 1 to the financial statements, under section "Compensation to financial institutions". In the case of the bonds earmarked for securing the BCRA assistance loan, the market value is lower than the book value by approximately $ 257,491. Considering the nominal values of the bonds used as collateral at the date of preparation of these financial statements, the mentioned difference would total approximately $26,019.

               b) Discount bonds and GDP-linked marketable securities

               Banco de Galicia y Buenos Aires S.A. decided to accept the National Government's offer to exchange its holding of medium-term External Bills, Series 74 and 75, for a face value of US$280,471 thousands for "Discount Bonds in Pesos" and "GDP-linked marketable securities" issued under the conditions established by Decree 1735/04, within the framework of the Argentine debt restructuring.

               As envisaged in that Decree, the acceptance of this offer meant receiving new instruments for an original principal amount equal to 33.7% of the unamortized principal at December 31, 2001, plus past due and unpaid interest at that date.

               As indicated in BCRA Communique "A" 4270 and supplementary rules, as of June 30, 2005 the securities received have been valued at the lower value arising from comparing the aggregate nominal cash flows until maturity, under the issue conditions of the new securities, to the carrying value at March 17, 2005 of the securities offered, equivalent to the present value of the Secured Bonds at that date.

               This valuation will be reduced by the amounts receivable for the servicing of those bonds, so no accrued interest will be calculated. Had these securities been valued at market price, the shareholders' equity of Banco de Galicia y Buenos Aires S.A would have decreased by approximately $ 462,907 at June 30, 2005

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               c) The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

               IV) Securities issued by the BCRA:

               These securities were valued at period-end market quotation for each security.

               b.3.b. - Listed corporate securities

               These securities are valued at period-end market quotation, net of estimated selling expenses, where applicable.

               b.4. National secured loans and provincial secured bonds

               Within the framework of Decree 1387/01, on November 6, 2001 Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called National Secured Loans, which are disclosed in these financial statements under "Loans - Non-Financial Public Sector".

               Had the National Secured Loans originally been valued at the market price of the securities exchanged at November 6, 2001, the shareholders' equity would have decreased by $446,688 at that date. At the issue date of these financial statements, their book value is lower than their estimated realizable value, which was obtained by calculating the present value of a future cash flow from amortization and interest, based on the market rate of instruments of the same issuer.

               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt, pursuant to the provisions of Decree No. 1579/02 receiving Provincial Secured Bonds (BOGAR) in exchange for its receivables, which have been disclosed in these financial statements under Unlisted Government Securities.

               In accordance with BCRA rules, these two assets have been recorded at the lower value arising from comparing their present value to the technical value. The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions, and discounted at a rate set by the Argentine Central Bank, which at June 30, 2005 was 3.75 and at December 31, 2004, 3.50. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               Banco de Galicia y Buenos Aires S.A. has recognized the effect derived from the application of this criteria as a counterpart under results

               The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, and complementary rules.

               b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

               For foreign and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

               For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

               In the case of borrowing transactions originally carried out in foreign currency and converted into pesos as indicated in Note 1 to the parent-only financial statements, under Sections "Deposits with the financial system - Legal action requesting protection of constitutional rights", the pertinent adjustment from the application of the CER was accrued in accordance with legal rules or under contractual conditions.

               b.6. - Debt Certificates and Certificates of participation in financial trusts

               Debt Certificates are recorded at face value plus accrued interest. Certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

               b.7. - Assets under Financial Leases

               Assets under financial leases are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               b.8. - Equity investments in other companies

               b.8.a. - Investments in financial institutions and supplementary and authorized activities

               - Controlled companies

               Argentine:

               The equity investments in controlled companies are stated at their equity values.

               The interest of Banco de Galicia y Buenos Aires S.A. in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2004 because at the date of these financial statements that company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed were recognized.

               Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance for $ 51,122 has been recorded as of June 30, 2005.

               Foreign:

               Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and Banco Galicia Uruguay S.A. have been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency.

               The financial statements of those entities were converted into pesos as mentioned in paragraph 5 of point a. of this Note.

               - Minority interests

               Argentine:

               Minority interests have been valued at cost restated as mentioned in Note 2 to the financial statements, plus stock dividends.

               Foreign:

               Minority interests in foreign entities are stated at cost, plus stock dividends, recognized at their face value.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity investments into local currency.

               b.8.b. - In other companies

               - Minority interests

               Argentine:

               Argentine equity investments are stated at their acquisition cost restated as mentioned in Note 2 to the financial statements, plus stock dividends.

               A valuation allowance has been set up for the amount by which it is estimated that the equity investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Compensadora Electronica S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A. and Aguas Argentinas S.A. are overstated in relation to their equity value.

               Foreign:

               Foreign equity investments are stated at the acquisition cost, plus stock dividends, recognized at their face value.

               The procedure referred to in point b.1. above has been applied to translate foreign currency equity investments into local currency.

               A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

               b.9. - Fixed assets and miscellaneous assets

               Fixed assets and miscellaneous assets have been valued at cost restated (see Note 2 above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

               The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               b.10. - Other miscellaneous assets

               Miscellaneous assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.

               The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

               b.11. - Intangible assets

               Intangible assets have been valued at their acquisition cost restated (see Note 2 above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

               Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

               Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements, under section "Deposits with the financial system - Legal actions requesting protection of constitutional guarantees".

               b.12. - Allowance for loan losses and provision for contingent liabilities

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

               Since the beginning of the crisis in late 2001, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, a process that reached its final stage this year.

               b.13. - Income tax

               As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because it reported a tax loss at that date.

               The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with BCRA rules, which do not contemplate the application of the deferred tax method.

               b. 14 - Presumptive minimum income tax

               Pursuant to Section 13 of Law 25063, as amended by Law 25360, the payments on account of the tax on presumptive minimum income, not offset against income tax for each year, may be computed as a payment on account of the latter tax in any of the following 10 fiscal years.

               Recognition of this payment on account and its recoverability arises on the ability to generate sufficient taxable income in future years for offsetting purposes, based on projections prepared in conformity with the provisions of BCRA Communique "A" 4111 and supplementary rules.

               Below is a detail of the tax credits and their probable offsetting date:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               Tax credit     Date of generation        Probable offsetting date
               11,702                2001                       2011
               45,158                2002                       2011
               43,004                2003                       2011
               42,037                2004                       2011
                4,326                2005                       2011

               In addition to the statement made in the preceding paragraphs, as of June 30, 2005, Tarjetas Regionales S.A. records in its assets the tax on presumptive minimum income for $ 1,459, while as of December 31, 2004 it amounted to $20,020.

               b.15. - Severance payments

               Banco de Galicia y Buenos Aires S.A. directly expenses the severance payments.

               The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for severance payments".

               As of June 30, 2005 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of severance payments amounted to in approximately $ 198,978. As of December 31, 2004, the total amount this respect was $ 176,593.

          c. Differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires

               Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01 and
               187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, MD Resolution No. 5/03 approved Technical Pronouncement No. 21, coming into force for fiscal years commencing as from April 2003.

               National Securities Commission (CNV) General Resolutions Nos. 434/03 and 459 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 21 on the basis of the resolutions issued by the CPCECABA

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               At the date these financial statements were prepared, the Central Bank had not yet adopted these rules. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

               Below is a description of the main differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires:

               c.1. Valuation criteria

               c.1.a. Restatement to constant currency

               The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No.
               19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

               As established by MD Resolution No. 41/03 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

               Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

               c.1.b. Accounting for income tax according to the deferred tax method

               Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $425,000 in assets.

               c.1.c. Valuation of assets with the non-financial public and private sectors

               c.1.c.1. National secured loans and provincial secured bonds.

               As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. and the companies controlled by Sudamericana Holding S.A. exchanged with the National State National Government Securities (classified and valued by Banco de Galicia y Buenos Aires S.A. as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans, which at June 30, 2005 and December 31,2004 have been recorded under "Loans to the Non-Financial Public Sector". In addition, as established by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. and the FFDP exchanged loans to provincial governments for Provincial Secured Loans (BOGAR), which at June 30, 2005 and December 31, 2004 have been disclosed under "Unlisted government securities".

               At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

               Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               - National secured loans: on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

               - Provincial secured bonds: at market value. No significant volumes of these securities have been traded on the market. The known market values may not be representative of the realizable value of those assets.

               These assets, in addition to the bonds described in section c.1.c.3, are used as collateral for rediscounts and advances obtained from the BCRA and/or have been received as collateral for foreign debts restructured by Banco de Galicia y Buenos Aires S.A. and its subsidiary in Uruguay, as detailed in Note 1 under section "Situation of Banco de Galicia y Buenos Aires S.A. and Banco de Galicia (Cayman) Limited (in Provisional Liquidation)", and the resulting cash flow is expected to be used to settle those debts. In view of this, any variations in their current values should not impact on Banco de Galicia y Buenos Aires S.A. and subsidiaries' balance sheet.

               c.1.c.2. Accounting disclosure of effects generated by court decisions on deposits

               As of June 30, 2005 Banco de Galicia y Buenos Aires S.A. carries an asset for $ 395,519 ($ 659,978 of original value net of $ 264,459 corresponding to accumulated amortization) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and supplementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               c.1.c.3. Compensation as per Sections 28 and 29 of National Executive Branch Decree 905/02.

               As of June 30, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts" and "Other Receivables resulting from financial brokerage - Others not included in the debtor classification regulations" "Forward purchases of securities under repo transactions" and "Miscellaneous Receivables" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in point b.3.a above, except where their treatment as investments to be held to maturity applies.

               At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 90% of their technical value.

               c.1.c.4. Allowances for the non-financial public sector

               Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

               c.1.d. - Conversion of financial statements

               The conversion to pesos of the financial statements of the foreign branch and subsidiaries for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements, prepared according with dispositions established by the BCRA, differs from applicable professional accounting standards (Technical Pronouncement No. 18). These professional accounting standards require that:

               (a) the measurements in the financial statements to be converted to pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

               (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:   (Continued)

               Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

               The application of this criterion, instead of that mentioned in point a. of this Note does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

               c.2. Statement of cash flows

               The criterion for compiling the statement of cash flows of Grupo Financiero Galicia S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

               Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have quantified the effect derived from the application of the Professional Accounting Standards on their financial statements as of June 30, 2005.

NOTE 4:   BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

          The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies. In adittion, Grupo Financiero Galicia S.A. directly holds 100% of the capital stock and votes of Galval Agente de Valores S.A.

          The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of June 30, 2005, Net Investment S.A. held the following percentages of equity investments:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:   (Continued)


                   ISSUING COMPANY         % OF CAPITAL        % OF VOTES
          ----------------------------------------------------------------------
          B2Agro S.A.                              99.99             99.99

          The financial statements of Sudamericana Holding S.A. have been adapted to cover a six-month period as of June 30, 2005, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Compania de Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of March 31, 2005, Sudamericana Holding S.A. held the following equity percentages:

                                  ISSUING COMPANY                          % OF CAPITAL        % OF VOTES
          -----------------------------------------------------------------------------------------------
          Instituto de Salta Compania de Seguros de Vida
          S.A.(*)                                                                 99.99             99.99
          -----------------------------------------------------------------------------------------------
          Galicia Retiro Cia. De Seguros S.A.                                     99.99             99.99
          -----------------------------------------------------------------------------------------------
          Galicia Vida Cia. de Seguros S.A.                                       99.99             99.99
          -----------------------------------------------------------------------------------------------
          Medigap Salud S.A.                                                      99.99             99.99
          -----------------------------------------------------------------------------------------------
          Sudamericana Asesores de Seguros S.A.                                   99.97             99.97
          -----------------------------------------------------------------------------------------------
          Galicia Patrimoniales Cia. de Seguros S.A.                              99.99             99.99

          (*) On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A.
          entered into a share purchase agreement involving 100% of the shares in Instituto de Salta
          Compania de Seguros de Vida S.A. The transfer of the mentioned shares was completed on April
          29, 2005.

          The consolidated financial statements of Banco de Galicia y Buenos Aires S.A. as of June 30, 2005 and December 31, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

                                                       as of June 30, 2005
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                          PERCENTAGE OF
                                  ISSUING COMPANY                         SHARES                        INTEREST HELD IN
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                     TOTAL            POSSIBLE
                                                                   TYPE           NUMBER           CAPITAL             VOTES
          ----------------------------------------------------------------------------------------------------------------------
          BANCO GALICIA URUGUAY S.A.                             Ordinary          16,680(*)        100.00              100.00
                                                                               2,573,264(**)
          ----------------------------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                               Ord. Book-      103,834,148        100.00              100.00
                                                                    entry
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                       Ord. Book-        1,889,700         99.98               99.98
                                                                    entry
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA                     Ord. Book-          999,996         99.99               99.99
                                                                    entry

         (*) Stated at a face value of 1,000 Uruguayan pesos.
         (**) Stated in Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:  (Continued)

                                                     As of December 31, 2004
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                         PERCENTAGE OF
                                  ISSUING COMPANY                         SHARES                        INTEREST HELD IN
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                     TOTAL            POSSIBLE
                                                                    TYPE           NUMBER           CAPITAL             VOTES
          ----------------------------------------------------------------------------------------------------------------------
          BANCO GALICIA URUGUAY S.A.                             Ordinary          13,375(*)        100.00              100.00
          ----------------------------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                               Ord. Book-      103,834,148        100.00              100.00
                                                                    entry
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A. (IN                       Ord. Book-           99,990         99.99               99.99
          LIQUIDATION)                                              entry
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                       Ord. Book-        1,889,700         99.98               99.98
                                                                    entry
          ----------------------------------------------------------------------------------------------------------------------
          ARGO GALICIA S.A. (IN LIQUIDATION)                     Ord. Book-          250,000        100.00              100.00
                                                                   entry
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA                     Ord. Book-          999,996         99.99               99.99
                                                                    entry

          * Stated at a face value of 1,000 Uruguayan pesos.

                                                       As of June 30, 2005
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                SHAREHOLDERS'
          ISSUING COMPANY                                           ASSETS        LIABILITIES       EQUITY        RESULTS
          ----------------------------------------------------------------------------------------------------------------------
          BANCO GALICIA URUGUAY S.A.                                751,762         739,448          12,314        248,539
          ----------------------------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                                1,039,993         905,505         134,488         38,274
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                            3,319              34           3,285           (78)
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA                         21,615           6,919          14,696          1,637

                           Financial Condition as of December 31, 2004 and Results as of June 30, 2004
          ----------------------------------------------------------------------------------------------------------------------
                                                                                                SHAREHOLDERS'
          ISSUING COMPANY                                           ASSETS        LIABILITIES       EQUITY        RESULTS
          ----------------------------------------------------------------------------------------------------------------------
          BANCO GALICIA URUGUAY S.A.                                983,076       1,546,266       (563,190)        142,788
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA CAPITAL MARKETS S.A. (IN
          LIQUIDATION)                                                7,745          16,095         (8,350)          4,561
          ----------------------------------------------------------------------------------------------------------------------
          TARJETAS REGIONALES S.A.                                  840,045         743,831          96,214         37,874
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA FACTORING Y LEASING S.A.                            3,383              20           3,363           (78)
          ----------------------------------------------------------------------------------------------------------------------
          ARGO GALICIA S.A.                                             103               8              95           (47)
          ----------------------------------------------------------------------------------------------------------------------
          GALICIA VALORES S.A. SOC. DE BOLSA                         21,515           9,455          13,060          1,294

          The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:   (Continued)

          The financial statements of Banco Galicia Uruguay S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%.

          The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

          Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

          Banco de Galicia y Buenos Aires S.A. holds 68.218548% of the capital stock and votes of Tarjetas Regionales S.A., while Banco de Galicia (Cayman) Limited (In Provisional Liquidation), holds the remaining 31.781452%

          Furthermore, the June 30, 2005 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

          The percentages directly held in those companies' capital stock are as follows:

                    Company                        06.30.05        12.31.04
          ----------------------------------------------------------------------
          Tarjetas Cuyanas S.A.                      60%              60%
          ----------------------------------------------------------------------
          Tarjetas del Mar S.A.                    99.999%         99.999
          ----------------------------------------------------------------------
          Tarjeta Naranja S.A.                       80%              80%

          Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of Cobranzas Regionales S.A.'s capital stock and voting rights.

          Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during this quarterly period as a result of the anticipated liquidation.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 5:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Result of Minority Interest".

          As of June 30, 2005 and December 31, 2004, the percentages of minority interest are as follows:

                              Company                     06.30.05      12.31.04
          ----------------------------------------------------------------------
          Banco de Galicia y Buenos Aires S.A.            6.39581%      6.40835%
          ----------------------------------------------------------------------
          Net Investment S.A.                             0.79948%      0.81040%
          ----------------------------------------------------------------------
          Sudamericana Holding S.A.                       0.79942%      0.80099%
          ----------------------------------------------------------------------
          Galicia Warrants S.A.                           0.79948%      0.80104%
          ----------------------------------------------------------------------
          B2Agro S.A.                                     0.80774%      0.80931%
          ----------------------------------------------------------------------
          Net Investment B.V.                             0.79948%      0.80104%
          ----------------------------------------------------------------------
          Medigap Salud S.A.                              0.80769%      0.80925%
          ----------------------------------------------------------------------
          Instituto de Salta Seguros de Vida S.A.         0.79978%      0.80135%
          ----------------------------------------------------------------------
          Galicia Retiro Cia. de Seguros S.A.             0.79955%      0.80112%
          ----------------------------------------------------------------------
          Galicia Vida Cia. de Seguros S.A.               0.80929%      0.81086%
          ----------------------------------------------------------------------
          Sudamericana Asesora de Seguros S.A.            0.83249%      0.83405%
          ----------------------------------------------------------------------
          Galicia Patrimoniales Cia. de Seguros S.A.      0.80769%      0.80925%

          The percentages of Banco de Galicia y Buenos Aires S.A.'s minority interests are as follows:

                              Company                     06.30.05%     12.31.04
                                                              %             %
          ----------------------------------------------------------------------
          Galicia Valores S.A. Sociedad de Bolsa              0.01         0.01
          ----------------------------------------------------------------------
          Galicia Capital Markets S.A. (in liquidation)        -           0.01
          ----------------------------------------------------------------------
          Galicia Factoring y Leasing S.A.                    0.02         0.02
          ----------------------------------------------------------------------
          Galicia Administradora de Fondos S.A. Sociedad
          Gerente de Fondos Comunes de Inversion              0.015        0.015
          ----------------------------------------------------------------------
          Tarjetas Cuyanas S.A.                               40.00        40.00
          ----------------------------------------------------------------------
          Tarjeta Naranja S.A.                                20.00        20.00
          ----------------------------------------------------------------------
          Tarjetas del Mar S.A.                               0.001        0.001
          ----------------------------------------------------------------------
          Galicia Advent Corporation Limited                   -           26.67
          ----------------------------------------------------------------------
          Cobranzas Regionales S.A.                           22.46        22.46

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

          I) As of June 30, 2005, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

          a. Funds and Government Securities

          The amount of $ 44,482 has been deposited in escrow as a guarantee towards third parties and $ 75,115 for collateral security margins under repo transactions.

          b. Special Accounts as Collateral for Transactions

          Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of June 30, 2005 amounted to $ 78,140.

          c. Deposits in favor of the Argentine Central Bank

          These have been set up in line with Argentine Central Bank rules:

          - Communique "A" 1190 $533
          - Communique "A" 2923 $900

          d. Guarantees provided to the Argentine Central Bank

          As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for assistance loans of $ 5,839,331.

          e. Equity investments in Other Companies

          Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation (IFC), Inter American Development Bank (IDB) and a syndicate of domestic institutions, as collateral for financing granted to that company.

          This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:   (Continued)

          Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appellate Court sustained the claim filed by the insolvent company, leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.

          On March 25, 2004, the guarantee for $ 7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. Banco de Galicia y Buenos Aires S.A. has paid the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

          After having received a payment claim from the IFC, on April 13, 2005 Banco de Galicia y Buenos Aires S.A. transferred Boden 2012 for a face value of US$ 9,459 thousand, thus complying with all its payment obligations towards that Entity.

          Also, upon receiving a payment claim from Banco Rio, on May 17, 2005, Banco de Galicia y Buenos Aires S.A. transferred the sum of $4.606 thus complying with all its payment obligations towards that Entity.

          After having received a payment claim from the Inter American Development Bank (IDB), on June 23, 2005, Banco de Galicia y Buenos Aires S.A. transferred Boden 2012 for a face value of US$9,509, thus complying with all its payment obligations towards that Entity.

          Banco de Galicia y Buenos Aires S.A. records provisions against potential responsibilities.

          Both the investment and the receivables have been written off from assets.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:   (Continued)

          "Equity investments in other companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:

          - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.
          - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares
          - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.
          - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
          - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
          - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.
          - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

          As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A., Banco de Galicia y Buenos Aires S.A. has guaranteed compliance with the obligations arising from the concession contracts.

          Additionally, the Bank and the other shareholders have, in certain circumstances, committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

          Within the framework of the commitments undertaken as a shareholder with the IDB and the IFC, on March 3, 2005 Banco de Galicia y Buenos Aires S.A. disbursed an amount equivalent to thousand of US$ 7,131, provided a guarantee for thousand of US$ 2,312 and assumed a contingent payment obligation for thousand of US$ 2,312, all of these being the only commitments undertaken with the IDB and the IFC in relation to Aguas Provinciales de Santa Fe S.A.

          In June 2005, the Bank was notified that the guarantee for $ 7,900 provided as security for compliance with the concession contract of Aguas Provinciales de Santa Fe S.A. was executed, and the payment term was extended.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:   (Continued)

          These guarantees have been recognized under Memorandum accounts - Other Credit Contingencies.

          On the basis of information known at June 30, 2005, Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will have to pay for these contingencies.

          At the date these financial statements were prepared, Aguas Argentinas S.A. was still carrying out negotiations in relation to its activities with the Argentine Government. It is not possible to estimate the future development of those negotiations and the consequent effects on Banco de Galicia y Buenos Aires S.A., though this matter is being regularly followed up and analyzed by the Management of that Bank.

          f. Guarantees provided as security for direct obligations:

          As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 31,670 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

          As of December 31, 2004, the total amount of restricted assets was $ 6,285,889.

          II) As of June 30, 2005 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

          a. Galicia Valores S.A. Sociedad de Bolsa:

          As of June 30, 2005 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,450. At the end of the previous year, restricted assets totaled $ 5,235.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:  (Continued)

          b. Tarjetas Cuyanas S.A.

          As of June 30, 2005, Banco Galicia y Buenos Aires S.A. ability to dispose of time deposits for $625 and $105 was restricted because this amount was earmarked to secure two Collection Agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the previous year, its restricted assets totalled $612 and $103.

          c. Tarjeta Naranja S.A.

          Attachments amounting to $ 422 have been levied on the current account deposits that this Company holds with Banco de Galicia y Buenos Aires S.A.

          d. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

          All company's assets are administered by the liquidators in favor of creditors until the debt restructuring plan has been completed.

          e. Banco Galicia Uruguay S.A.:

          At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

          Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledges Division - Montevideo- Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

          III) As of June 30, 2005, the availability to dispose of Galval Agente de Valores S.A. assets has been restricted as follows:

          On January 7, 2005, that company deposited the sum of thousand of US$ 135 with the Central Bank of Uruguay, which has been pledged in favor of that control authority as collateral for compliance with regulations governing the activities carried out by securities agents.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 7:   TRUST ACTIVITIES

          a) Trust contracts as security for compliance with obligations In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:

          Contract date           Trustor                  Trust fund balance          Expiration date
                                                       -------------------------
                                                             $       Thousands of
                                                                         US$
          --------------------------------------------------------------------------------------------
          01.06.98               Eduardo                     11             32            07.07.07 (1)
                                 Sumic y
                                 Ercides Ciani
          --------------------------------------------------------------------------------------------
          02.15.04               Blaisten                    14              -            02.15.08 (2)

          b) Administration Trust Contracts

          Purpose: to administer and exercise the financial ownership of the trust assets.

          Contract date           Trustor                  Trust fund balance          Expiration date
                                                        ------------------------
                                                              $     Thousands of
                                                                         US$
          --------------------------------------------------------------------------------------------
          12.23.02               Coca Cola de                507             -            12.31.07 (2)
                                 Argentina  S.A.

          02.23.04               Car Security                 51             12           12.31.08 (2)

          c) Financial trust contract

          Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

          Contract date           Trustor                  Trust fund balance          Expiration date
                                                       -------------------------
                                                             $      Thousands of
                                                                         US$
          -------------------------------------------------------------------------------------------------------
          01.28.04               Tarjeta Naranja III    4,218                   -         08.01.10 (3)
          -------------------------------------------------------------------------------------------------------
          03.07.05               Grobo I                1,984               1,465         08.01.06 (4)

          (1) This amount will be released on the due date or when instructions are received, as established in the pertinent contract.
          (2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.
          (3) These amounts will be released monthy until the redemption of the debt securities.
          (4) Expected date, because the due date will occur at the time of the distribution of all trust assets.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:   NEGOTIABLE OBLIGATIONS AND DEBT SECURITIES

          a) As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. had the following outstanding negotiable obligation issues:

          a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

          ISSUE           RESIDUAL       MATURITY       RATE        ISSUE
          DATE           FACE VALUE                               AUTHORIZED
                       (IN THOUSANDS                                BY THE
                          OF US$)                                  NATIONAL
                                                                  SECURITIES
                                                                  COMMISSION
          ----------------------------------------------------------------------
          11.08.93        8,984(*)      10 years        9.00 %      10.08.93

          (*) These amounts correspond to past due negotiable obligations issued but not offered for purposes of the restructuring.

          a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issue of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount of thousands of US$ 1,000,000. At the date of these financial statements, this program has expired. However, as of June 30, 2005, Banco de Galicia y Buenos Aires S.A. has the following short and medium-term Negotiable Obligation issues outstanding under the above-mentioned program.

           ISSUE           RESIDUAL       MATURITY        RATE          ISSUE
           DATE           FACE VALUE                                  AUTHORIZED
                        (IN THOUSANDS                                   BY THE
                           OF US$)                                     NATIONAL
                                                                      SECURITIES
                                                                      COMMISSION
          ----------------------------------------------------------------------
          06.11.01        889(*)        1,653 days    Libor plus 2%     04.22.98
          ----------------------------------------------------------------------
          07.19.02     72,635(**)       1,840 days        7.875%        04.22.98
          ----------------------------------------------------------------------
          07.19.02     43,161(**)       1,840 days    Libor - 6 months  04.22.98
                                                         plus 4%

          (*) These amounts correspond to past due negotiable obligations issued but not offered for purposes of the restructuring.

          (**) Negotiable obligations in normal situation, issued as a result of the New York Branch debt restructuring, but not included in Banco de Galicia y Buenos Aires S.A. debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and BCRA rules, the net proceeds from the Negotiable Obligations issue detailed in points a1) and a2) were used to provide financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged by current regulations.

          a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003 pursuant to Resolution 14708, or for any other longer term the CNV may authorize pursuant to regulations.

          On April 23, 2004, through Resolution 14773 the CNV authorized the issue of ordinary, not convertible into shares, senior and subordinated Negotiable Obligations, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program were used to refinance the foreign debt, as required by
          Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

          As of June 30, 2005 Banco Galicia y Buenos Aires S.A. has the following outstanding Negotiable Obligation Issue Program:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:   (Continued)

          Ordinary Negotiable Obligations:

          ISSUE           RESIDUAL       MATURITY       RATE        ISSUE
          DATE           FACE VALUE                               AUTHORIZED
                       (in thousands                              BY THE CNV
                          of US$)
          ----------------------------------------------------------------------
          05.18.04       464,802           (1)           (*)      12.29.03 and
                                                                    04.27.04
          ----------------------------------------------------------------------
          05.18.04       352,839           (2)       Libor plus   12.29.03 and
                                                        3.5%        04.27.04

          (1) The principal on the Negotiable Obligations due 2014 will be amortized semi-annually, commencing on January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal will fall due.
          (2) The principal on the Negotiable Obligations due 2010 will be amortized semi-annually, commencing on July 1, 2006, in installments equal to 12.5% of the original principal, until their due date, January 1, 2010, when the remaining 12.5 % of the original principal will fall due.
          (*) Interest shall accrue as from January 1, 2004 at a 3% fixed rate, increased by 1% each year until an annual rate of 7% is reached, from January 1, 2008 up to but not including January 1, 2014.

          Subordinated Negotiable Obligations:

          ISSUE           RESIDUAL       MATURITY       RATE        ISSUE
          DATE           FACE VALUE                               AUTHORIZED
                       (in thousands                              BY THE CNV
                          of US$)
          ----------------------------------------------------------------------
          05.18.04       229,258 (*)       (1)           (2)      12.29.03 and
                                                                    04.27.04

          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all Negotiable Obligations falling due in 2014 and 2010 have been fully redeemed.
          (2) Interest on Negotiable Obligations due in 2019 shall be payable in cash and in additional Negotiable Obligations due in 2019 semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations due in 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate shall be increased to 11% per annum from January 1, 2014 up to but not including January 1, 2019, the due date of the Negotiable Obligations due in 2019, unless they are previously redeemed. The principal shall accrue interest at an annual fixed rate of 5%, as from January 1, 2004, which will be payable on January 1, 2014 and January 1, 2019 in the form of negotiable obligations.
          (*) Includes US$ 5,455 thousand and US$ 5,592 thousand for the capitalization of interest that fell due on July 1, 2004 and January 1, 2005, respectively, in the form of Negotiable Obligations due in 2019. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due in 2019 for a face value of US$ 95,045 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:   (Continued)

          a.4) The Ordinary Meeting of Shareholders, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission, or for any other longer term the National Securities Commission may authorize pursuant to regulations.

          As of June 30, 2005, principal and interest on Negotiable Obligations amount to $ 3,464,527, net of expenses, including the Negotiable Obligations issued as a result of the debt restructuring.

          As of December 31, 2004, principal and interest on negotiable obligations, net of discounts, totaled $3,541,232.

          b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations.

          In addition to Banco de Galicia y Buenos Aires S.A., the consolidated companies of that Bank record the following negotiable obligation issues outstanding:

          a) Banco Galicia Uruguay S.A.
          As of June 30, 2005
          a1) Negotiable Obligations

              ISSUE DATE             RESIDUAL FACE VALUE              MATURITY                  RATE
                                    (in thousands of US$)
          --------------------- ------------------------------- ----------------------- -----------------------
                12.24.02                   57,448                      9 years                    2%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                    8,949                      9 years                  6.62%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                   14,179                      2 years                    2%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                     807                       5 years                    2%

          As of December 31, 2004
          a1) Negotiable Obligations

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8:   (Continued)

              ISSUE DATE             RESIDUAL FACE VALUE              MATURITY                  RATE
                                    (in thousands of US$)
          --------------------- ------------------------------- ----------------------- -----------------------
                12.24.02                   157,273                     9 years                    2%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                   13,854                      9 years                 4.8606%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                   13,994                      2 years                    2%
          --------------------- ------------------------------- ----------------------- -----------------------
                08.31.03                    1,990                      5 years                    2%

          a2) Subordinated Negotiable Obligations

              ISSUE DATE             RESIDUAL FACE VALUE              MATURITY                  RATE
                                   (in thousands of US$)
          --------------------- ------------------------------- ----------------------- -----------------------

                12.24.02                  43,000 (*)                   9 years                    1%

          (*) As of December 31, 2004, the Company holds 100% of these Subordinated Negotiable Obligations (See Note 1.a to these financial statements, para. "Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation).

          b) Tarjetas Regionales S.A.

          In order to finance the flow of their operations, the companies controlled by Tarjetas Regionales S.A. issued the following negotiable obligations as of June 30, 2005:

                  Conditions                 Tarjeta Naranja S.A.               Tarjeta Naranja S.A..
          ---------------------------------------------------------------------------------------------------
          Series No.                                   I                                  II
          ---------------------------------------------------------------------------------------------------
          Placement date                       January 18, 2005                      May 17, 2005
          ---------------------------------------------------------------------------------------------------
          Due date                             November 14, 2005                    March 13, 2006
          ---------------------------------------------------------------------------------------------------
          Term                                     300 days                            300 days
          ---------------------------------------------------------------------------------------------------
          Rate                                     Variable                             Fixed
                                        BCRA Survey rate (at least 4%)            11% Nominal Annual
                                                  plus 2.47%
          ---------------------------------------------------------------------------------------------------
          Face value                                30,000                              41,365
          ---------------------------------------------------------------------------------------------------
          Residual value                            30,867                              41,982


          sss
                  Conditions                 Tarjeta Naranja S.A.               Tarjetas Cuyanas S.A.
          ---------------------------------------------------------------------------------------------------
          Series No.                                  III                                 XV
          ---------------------------------------------------------------------------------------------------
          Placement date                         May 17, 2005                     February 14, 2005
          ---------------------------------------------------------------------------------------------------
          Due date                             November 8, 2006                   December 12, 2005
          ---------------------------------------------------------------------------------------------------
          Term                                     540 days                            301 days
          ---------------------------------------------------------------------------------------------------
          Variable rate                            Var. CER                    BCRA Survey rate plus 4%
                                              (min. 8% max. 20%)
                                                  Plus 1,75%
          ---------------------------------------------------------------------------------------------------
          Face value                                41,020                              25,000
          ---------------------------------------------------------------------------------------------------
          Residual value                            41,502                              25,699

          As of December 31, 2004, the amount issued by Tarjetas Cuyanas was $13,372, while Tarjeta Naranja S.A. did not report any outstanding issues.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 9:   CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Power through Decree 1127/98 dated September 24, 1998 established the maximum limit of this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency.

          This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

          Deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate are also excluded from this System.

          The System has been implemented through the creation of the Deposit Insurance Fund (FGD), which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to that Fund.

          Effective January 1, 2005, this contribution was reduced to 0.015%, pursuant to BCRA Communique "A" 4271.

          As of June 30, 2005 the standard contribution to the Deposit Insurance Fund amounted to $ 296,274, of which $ 5,564 correspond to the current year.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Argentine Central Bank rules establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

          This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

          Through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, equity interests or compensation related to results.

          Also, the agreements executed within the framework of the foreign debt restructuring provide that Banco de Galicia y Buenos Aires S.A. may not directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to Banco de Galicia y Buenos Aires S.A. by a consolidated subsidiary.

          Notwithstanding this, those agreements foresee that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or lower than fifty percent (50%) of the total Senior Debt amount originally issued; and
          (iii) Banco de Galicia y Buenos Aires S.A. were to reimburse two US dollars (US$2) of the Long-term Debt principal amount for each US dollar (US$1) paid in dividends".

          Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve envisaged in the by-laws.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10:  (Continued)

          The Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. held on April 28, 2005 resolved that the negative balance in the "Retained Earnings" account be absorbed through partial application of Legal Reserve. Section 70 of Law 19950 provides that "if for any reason this reserve were to be lowered, profits may not be distributed until it is fully restored".

          In the case of Grupo Financiero Galicia S.A., see Note 12 to the financial statements.

NOTE 11:  NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

          -Resolution No. 368/01
          Banco de Galicia y Buenos Aires S.A. equity as of June 30, 2005 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS", "FIMA RENTA LATINOAMERICANA", "FIMA PREMIUM" and "FIMA NEGOTIABLE OBLIGATIONS" Banco de Galicia y Buenos Aires S.A. has a total of 293,848,728 units under custody for a market value of $ 244,347 as of June 30, 2005, which is included in the "Depositors of Securities in Custody" account.

          As of December 31, 2004, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 227,006,406 units and their market value amounted to $ 245,585.

NOTE 12:  PRIOR YEAR ADJUSTMENTS

          On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 12:  (Continued)

          The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets could be excluded from the treatment foreseen in Communique "A" 3911 described in Note 3.b.4. In this case, those assets were to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above-mentioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

          The effect of this modification was recorded by Banco de Galicia y Buenos Aires S.A. as a counterpart under "Prior year adjustment" in the amount of $30,893, as established by BCRA Communique "A" 4095.

          At the end of fiscal 2003, in accordance with regulations in force at that date Banco de Galicia y Buenos Aires S.A. had capitalized the difference arising from application of the CVS index instead of the CER to certain financing for $102,705.

          As of December 31, 2004, in view of the lack of resolution on this issue, such asset was written off by Banco de Galicia y Buenos Aires S.A., charging $ 76,791 to prior year results, according to the criterion established by BCRA Communique "A" 4202, and using allowances previously set up to cover the difference.

NOTE 13: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

          Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19322.

          Banco de Galicia y Buenos Aires S.A. has determined these contributions in accordance with those repealing regulations.

          The Bank Employee Union (the "Banking Association") brought legal action calling for a stay against the PEN - Ministry of Public Works and Services, obtaining a conclusive judgment in its favor that has declared article 1 of Decree 263/96 null and unconstitutional (Federal Court dealing with Administrative Litigation Matters, Panel I).

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 13:  (Continued)

          In the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the above-mentioned legal action.

          In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle. As a result, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting that a resolution be issued stating that this contribution had been repealed and that a restraining order be granted preventing the OSBA from bringing legal action for tax collection or making verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued. The restraining order has become firm and a judgment was rendered by the lower and upper courts resolving that the OSBA was not the successor of the ISSB and therefore it was not entitled to claim or collect that contribution. This is a final judgment and has already been confirmed.

          Furthermore, the OSBA has brought legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, claiming this contribution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights, and expressly waiving the legal action filed by the OSBA. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which Banco de Galicia y Buenos Aires S.A. would be exposed if an unfavorable resolution were to be issued.

NOTE 14:  REGULATIONS ON BANK CURRENT ACCOUNTS

          On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760. In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 14:  (Continued)

          In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that: "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two million pesos ($ 2,000) for each institution, based on the number of non-compliance by each one".

          In line with BCRA Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking those caps into consideration.

          Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

          The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 14:  (Continued)

          Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

NOTE 15:  SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

          At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a face value of up to US$ 1,000,000 thousand. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

          The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

          Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 thousand granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761 thousand, to the Galtrust I Financial Trust.

          As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000 thousand, Class B Debt Securities for a face value of US$ 200,000 thousand and Certificates of Participation for a face value of US$ 200,000 thousand.

          As of June 30, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 689,832 and $ 665,101, respectively.

NOTE 16:  SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS

          At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 16:  (Continued)

          This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

          The trustee of those trusts is First Trust of New York, National Association, through its permanent representation in Argentina

          The financial trusts Galtrust II and V - Mortgage bills were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

          As of June 30, 2005, Banco de Galicia y Buenos Aires S.A. held in its portfolio Certificates of Participation and Debt Securities in those trusts for $ 25,772 and Banco Galicia Uruguay S.A., Debt Securities for $ 28,723, while as of December 31, 2004 those portfolios amounted to $ 27,710 and $ 33,878, respectively.

NOTE 17:  GALICIA 2004 AND GALICIA 2005 TRUSTS

          In November 1999 a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the mentioned Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of US$ 4,000 thousand was transferred to the trustee, which was used for the purchase of shares and ADSs of Grupo Financiero Galicia S.A. On June 15, 2003 Galicia 2004 Trust was early terminated, the shares and ADSs having been delivered to the beneficiaries designated.

          The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not awarded to the beneficiaries formed the Galicia 2005 Trust.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 18:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous year, in order to disclose the changes in those assets and liabilities during the current period is as follows:

                                                                   06.30.05      12.31.04
ASSETS

LOANS                                                              9,442,317      8,438,177
                                                                ------------------------------
-To the non-financial public sector                                4,973,998      4,558,873
-To the financial sector                                             106,917        150,530
-To the non-financial private sector and residents abroad          4,947,474      4,361,393
  -Overdrafts                                                        322,148        199,668
  -Notes                                                           1,304,474      1,099,243
  -Mortgage loans                                                    681,144        623,944
  -Pledge loans                                                      101,612         92,889
  -Consumer loans                                                    112,938         58,161
  -Credit card loans                                               1,291,002      1,105,386
  -Others                                                            746,582        772,996
  -Accrued interest and quotation differences receivable             394,642        414,400
  -Documented interest                                               (7,012)        (5,286)
  -Unallocated collections                                              (56)            (8)
-Allowances                                                        (586,072)      (632,619)
                                                                ------------------------------

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               6,904,701      6,697,688
                                                                ------------------------------
-Argentine Central Bank                                               82,121         78,463
-Amounts receivable for spot and forward sales to be settled         370,504         56,209
-Securities to be received under spot and forward purchases
to be settled                                                        435,772        313,462
-Unlisted negotiable obligations                                      21,892         20,384
-Others not included in the debtor classification regulations      5,716,236      5,973,345
-Others included in the debtor classification regulations            192,688        188,807
-Accrued interest receivable not included in the debtor
classification regulations                                           107,485         92,302
- Accrued interest receivable included in the debtor
classification regulations                                             2,828          2,427

-Allowances                                                         (24,825)       (27,711)

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 18:  (Continued)

                                                                   06.30.05      12.31.04
LIABILITIES
DEPOSITS                                                         7,531,041         6,756,913
-Non-financial public sector                                        81,007           131,932
-Financial sector                                                    5,660            17,157
-Non-financial private sector and residents abroad               7,444,374         6,607,824
  -Current accounts                                              1,474,171         1,192,474
  -Savings accounts                                              1,952,964         1,638,694
  -Time deposits                                                 3,738,256         3,415,788
  -Investment accounts                                                 359               383
  -Others                                                          184,279           280,220
  -Accrued interest and quotation differences payable               94,345            80,265
                                                                ------------------------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE            14,573,096        14,056,567
                                                                ------------------------------
-Argentine Central Bank                                          8,047,122         8,059,550
  -Liquidity assistance loans                                    5,156,914         5,321,697
  -Others                                                        2,890,208         2,737,853
-Banks and international entities                                  731,490           772,393
-Unsubordinated negotiable obligations                           3,068,881         3,348,652
-Amounts payable for spot and forward purchases to be
settled                                                            360,475           229,537
-Securities to be delivered under spot and forward sales
to be settled                                                      370,500            56,155
-Loans from domestic financial institutions                        221,510           191,195
-Others                                                            981,280           909,926
-Accrued interest and quotation differences payable                791,838           489,159
                                                                ------------------------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                399,919           380,077
                                                                ==============================

NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

          Corporate merger between Tarjeta del Mar S.A. and Tarjeta Naranja S.A.

          At those Board meetings, the carrying out of all necessary steps to formalize the merger between Tarjeta Naranja S.A. (merging company) and Tarjetas del Mar S.A. (merged company) was authorized, within the framework of a corporate reorganization under the terms of Section No. 77 of the Income Tax Law and Section No. 109 of its regulatory decree. The reasons for this process are the advantages that can be gained as a result of the joint actions and the unification of both companies' business activities, which would improve the services provided by them and reduce operating costs.

          The Board of Directors of Tarjetas del Mar S.A. is currently evaluating its merger into Tarjeta Naranja S.A. (the merging company).

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 19:  (Continued)

          Accumulated losses and capital reduction at subsidiaries

          As of June 30, 2005, Tarjetas del Mar S.A. reported accumulated losses in the amount of $62,212. This amount is in excess of 50% of its corporate capital and shareholders' contributions, according to the computation pursuant to Section 206 of the Corporations Law. On June 1, 2005 the National Executive Branch extended until December 10, 2005 the suspension of the application of Section 94, Subsec. 5, and of
          Section 206 of the Corporations Law provided by Decree 1269/02, and extended by Decree 1293/03.

NOTE 20:  GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

          In May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194. The trustee was ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

          In December 2004, Banco de Galicia y Buenos Aires S.A. acquired Senior Certificates held by financial institutions, as mentioned above, and became the holder of all the certificates issued by the Trust.

          On January 10, 2005, the parties resolved to terminate the trust in advance and redeem the outstanding securities, and all the trust assets were transferred to Banco de Galicia y Buenos Aires S.A. As a result, mortgage loans for $172,214 and $ 1,508 in cash have been added.

          As of December 31, 2004, the Certificate of Participation and Debt Securities amounted to $170,495.

          The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000 were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

          In certain cases, Banco de Galicia y Buenos Aires S.A. is required to repurchase the certificates of participation.

          As of June 30, 2005, those certificates of participation amounted to $ 47,531 and as of December 31, 2004, to $ 44,294.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 21:  SETTING UP OF FINANCIAL TRUSTS

          Galicia Consumer Loan Trust
          At the meeting held on October 21, 2004, the Board of Directors of Banco de Galicia y Buenos Aires S.A. authorized the creation of "Galicia Consumer Loan Financial Trust". This trust has been set up under the Universal Loan Securitization Program for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by the CNV through Resolution No. 13334 dated April 6, 2000, Deutsche Bank S.A. acting as financial trustee.

          Banco de Galicia y Buenos Aires S.A. has transferred to the Trust its consumer loan portfolio for a total amount of up to $41,529, Class A financial debt securities for a face value of $33,223, Class B financial debt securities for a face value of $ 5,191 and Certificates of Participation for a face value of $3,115 having been issued.

          On January 11, 2005, the term for placing those securities expired. Banco de Galicia y Buenos Aires S.A. received $34,611 in cash, Class B financial debt securities for a face value of $2,927 and Certificates of Participation for a face value of $3,115.

          As of June 30, 2005, the Certificate of Participation and Debt Securities amounted to $ 8,207.

          - Commercial mortgage trust
          At the meeting held on October 28, 2004, the Board of Banco de Galicia y Buenos Aires S.A. authorized the setting up of a trust called "Galicia Financial Trust - Commercial Mortgages". This trust was created under the "Universal Program for the Securitization of Loans for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by CNV Resolution No. 13334 dated April 6, 2000, with Deutsche Bank S.A. acting as financial trustee.

          Banco de Galicia y Buenos Aires S.A. transferred to the Trust its commercial mortgage loan portfolio for a total amount of up to $ 29,059, and issued Class "A" Trust Debt Securities for a face value of $ 24,119 and Certificates of Participation for a face value of $ 4,940.

          The period for placing those securities expired on April 5, 2005. Banco de Galicia y Buenos Aires S.A. received $ 23,969 in cash, Certificates of Participation for a face value of $4,940 and the sum of $ 150 was retained as a Guarantee Fund.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 21:  (Continued)

          As of June 30, 2005, the Certificate of Participation amounts to $ 4,877.

          Tarjeta  Naranja Trusts

          Trust                        Tarjeta Naranja I       Tarjeta Naranja II      Tarjeta Naranja III
          Placement date                   08/26/2004              11/03/2004               03/18/2005
          Due date                         08/01/2005              04/22/2006               01/25/2006
          Interest rate                  T.D.: "A": 8%         T.D.: "A": Var. CER        T.D.: "A": 7%
                                                                    plus 3%
                                         T.D.: "B": 11%        T.D.: "B": Var. CER        T.D.: "B": 9%
                                                                    plus 5%

          Total portfolio
          transferred                          40.000                  50.009                   64.001
          Debt Certificate "A"                 32.000                  40.000                   54.401
          Debt Certificate "B"                  4.000                   5.000                    6.400
          Participation
          Certificates                          4.000                   5.009                    3.200

          As part of the agreement for the renegotiation of the debt Tarjeta Naranja S.A. held with Banco de Galicia y Buenos Aires S.A,, Certificates of Participation in the "Tarjeta Naranja IV Trust" for $ 167,000 were received as payment for receivables.

          Those certificates are payable over six years and a half at the latest, with monthly principal amortization and monthly interest payments on balances due at the Adjusted Survey Rate improved by 2%. The trust guarantee is the higher of 2% of the monthly cash flow of Tarjeta Naranja S.A., or 1.28205 % of the face value of the debt securities.

          As of June 30, 2005 Certificates of Participation in that Trust for $ 116,147 were held in the Bank's portfolio, while at the end of the previous fiscal year they amounted to 137,805.

          Tarjeta Cuyanas S.A. Trusts:

          Trust                        Tarjeta Cuyanas I       Tarjetas Cuyana II       Tarjeta Cuyana III
          Placement date                   07/21/2004              12/06/2004               06/03/2005
          Due date                         01/15/2006              12/22/2006               06/03/2007
          Interest rate                  T.D.: "A": 7%       T.D.: "A": CER plus 3%      CER plus margin
                                                                (min. 8% and max.    (min. 10% and max. 20%)
                                                                   15% T.N.A.)
                                         T.D.: "B": 10%      T.D.: "B": CER plus 5%
                                                                (min. 10% and max.
                                                                   20% T.N.A.)
          Total portfolio assigned             15.000                  16.000                   25.000
          Debt Certificate "A"                 12.000                  12.000                   19.000
          Debt Certificate "B"                  1.500                   2.400                        -
          Certificates of
          Participation                         1.500                   1.600                    6.000

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 22:  SUBSEQUENT EVENTS

          -Tarjeta Naranja S.A.

          On July 14, 2005, the Extraordinary Meeting of Shareholders of Tarjeta Naranja S.A. approved the reimbursement during this fiscal year of all irrevocable contributions made by Banco de Galicia y Buenos Aires S.A. to this Company for $20,000

NOTE 23:  SEGMENT REPORTING

          Below is a detail of the accounting information as of June 30, 2005, classified according to the related business segment:
          Primary segment:  Business Segment.

                                    Financial        Services                Total
                                    brokerage
          Income                      1,161,440           300,547              1,461,987
          Expenses                      907,765            49,330                957,095
                                    ------------------------------------------------------
          Result                        253,675           251,217                504,892
                                    ======================================================

          Secondary segment: Geographical area segment.

                                     City of Buenos    Rest of country       Total
                                   Aires and Greater
                                      Buenos Aires
          Financial brokerage
          Income                     1,095,935             65,505              1,161,440
          Expenses                     856,567             51,198                907,765
                                   -------------------------------------------------------
          Result                       239,368             14,307                253,675
                                   =======================================================

          Services
          Income                       283,596            16,951                 300,547
          Expenses                      46,548             2,782                  49,330
                                   -------------------------------------------------------
          Result                       237,048            14,169                251,217
                                   =======================================================

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                      Total
          Assets
          Government and corporate securities                       5,615,581
          Loans                                                     9,442,317
          Other receivables resulting from financial brokerage      6,904,701
          Assets under financial leases                               119,572

          Liabilities
          Deposits                                                  7,531,041
          Other liabilities resulting from financial brokerage     14,573,096

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
   Statement of Financial Condition as of June 30, 2005 and December 31, 2004
                             (In thousands of pesos)
                                    (Note 2)

                                                     06.30.05        12.31.04
                                                --------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 11
and Schedule G)                                           615             540

Investments (Notes 9 and 11 and Schedules
C and G)                                               24,787          37,442

Other receivables (Notes 4, 9 and 11 and
Schedule G)                                             1,430              89
                                                --------------------------------
Total Current Assets                                   26,832          38,071
                                                --------------------------------

NON-CURRENT ASSETS

Other receivables (Notes 4, 9, 11 and
13 and Schedule G)                                     20,872           4,780
Investments (Notes 9, 10 and 11 and
Schedules C and G)                                   1,532,532       1,529,348

Fixed assets (Schedule A)                               3,177           3,283

Intangible assets (Schedules B and E)                   2,139           3,745
                                                --------------------------------
Total Non-current Assets                            1,558,720       1,541,156
                                                --------------------------------
Total Assets                                        1,585,552       1,579,227
                                                ================================

LIABILITIES

CURRENT LIABILITIES

Salaries and social security
liabilities (Notes 5 and 9)                                92             159

Tax liabilities (Notes 6 and 9)                         1,929          32,027

Other liabilities (Notes 7, 9 and 11
and Schedule G)                                        10,782           1,117
                                                --------------------------------
Total Current Liabilities                              12,803          33,303
                                                --------------------------------

NON-CURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                         -          26,383

Other liabilities (Notes 7 and 9)                           6               3

Total Non-current Liabilities                               6          26,386
                                                --------------------------------
Total Liabilities                                      12,809          59,689
                                                --------------------------------
SHAREHOLDERS' EQUITY (per related
statement)                                          1,572,743       1,519,538
                                                --------------------------------
Total Liabilities and Shareholders'
Equity                                              1,585,552       1,579,227
                                                ================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
                          For the period of six months
                              ended June 30, 2005.
     In comparative format with the same period of the previous fiscal year
                             (In thousands of pesos)
                                    (Note 2)

                                                    06.30.05         06.30.04
                                                --------------------------------
Administrative expenses (Note 11
and Schedule H)                                        (7.865)          (10.799)
Net income / (loss) on investments
in related entities                                    158.798          (30.509)
Financial and holding loss (Note 11)
- Generated by assets                                  (4.160)             5.239
Interest
On time deposits (*)                                        71                88
On special courret account deposits                          1                 -
On negotiable obligations (*)                            1.545             1.524
Others                                                      34                87
CER
On time deposits (*)                                         6                 -
Result of valuation of negotiable
obligations                                                654                 -
Gain on sale of negotiable obligations                   5.173                 -
Result of purchase and sale of government
securities                                                 106             (775)
Result of purchase and sale of corporate
securities                                                 112                 -
Mutual fund yield                                           31                 1
Exchange loss                                         (11.893)             4.314
- Generated by liabilities                                  21                 2
Exchange gain                                               21                 2
Other income and expenses (loss) / Income
(Note 2.h.2)                                         (133.454)               545
                                                --------------------------------
Pre-tax income /(loss)                                  13.340          (35.522)
                                                --------------------------------
Income tax (Note 13)                                    39.865           (5.388)
                                                --------------------------------
Income / (loss) for the period                          53.205          (40.910)
                                                ================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11. The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
                          For the period of six months
                              ended June 30, 2005
     In comparative format with the same period of the previous fiscal year
                             (In thousands of pesos)
                                    (Note 2)

                                        Shareholders' contributions (Note 8)
                              ---------------------------------------------------------
                                                         Non-capitalized
                                                          contributions
                                                      ------------------------
  Item                         Capital     Capital    Issuance   Irrevocable
                               stock      adjustment  premiums   contributions    Total
-----------------------------------------------------------------------------------------

Balances at beginning of
year                          1,241,407    1,314,673    235,652         -       2,791,732
Prior year adjustments
(Note 16)                             -            -          -         -               -
                              -----------------------------------------------------------
Modified and adjusted
balances at beginning of
year.                         1,241,407    1,314,673    235,652         -       2,791,732

Capital increase (Note
15)                                   -            -          -         -               -
Absortion of accumulated
losses approved by the
shareholders' meeting
hled on april 28, 2005.               -  (1,036,542)  (235,652)         -     (1,272,194)
Net income/(loss)  for
the period                            -            -          -         -               -
-----------------------------------------------------------------------------------------

Total                         1,241,407      278,131          -         -       1,519,538

                                              Retained earnings (Note 12)
                             -------------------------------------------------------------
                                        Profit reserves                                         Total          Total
                             ----------------------------------            Unappropriated   shareholders'  shareholders'
                              Legal     Discretionary   Other                 retained       equity as of   equity as of
                             reserve      reserve      reserves    Total      earnings         06.30.05       06.30.04
-------------------------------------------------------------------------------------------------------------------------

Balances at beginning of
year                          29,493              -          -      29,493     (1,301,687)     1,519,538     1,462,337
Prior year adjustments
(Note 16)                          -              -          -           -               -             -      (42,953)
-------------------------------------------------------------------------------------------------------------------------
Modified and adjusted         29,493              -          -      29,493     (1,301,687)     1,519,538     1,419,384
balances at beginning of
year.
Capital increase (Note
15)                                -              -          -           -               -             -       210,052
Absortion of accumulated
losses approved by the
shareholders' meeting
hled on april 28, 2005.     (29,493)              -          -    (29,493)       1,301,687             -             -
Net income/(loss)  for
the period                         -              -          -           -          53,205        53,205      (40,910)
-------------------------------------------------------------------------------------------------------------------------
Total                              -              -          -           -          53,205     1,572,743     1,588,526
=========================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                            Statement of Cash Flows
                          For the period of six months
                              ended June 30, 2005
     In comparative format with the same period of the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

                                                                      06.30.05           06.30.04
-----------------------------------------------------------------------------------------------------
CHANGES IN CASH
Cash at the beginning of the year                                          540              1,164
Cash at the end of the period                                              615                469
                                                                 --------------------------------
Increase /(decrease) in cash, net for the period                            75              (695)
                                                                 ================================
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                 77                 16
Payments to suppliers of goods and services                            (5.631)            (1.434)
Payments to the staff and social security contributions                  (654)              (419)
Payments of income tax                                                (28.142)                  -
Payments of other taxes                                                (6.901)            (4.116)
                                                                 --------------------------------
Net cash flow used in operating activities                            (41.251)            (5.953)
                                                                 --------------------------------
Investing activities
Collections for fixed assets sold                                          (4)               (25)
Contributions in controlled companies                                    (755)              (544)
Financing granted                                                        (129)                  -
Collections of investments                                              27.242              5.645
Collections of dividends                                                   350                  -
Collections of interest                                                 14.808                182
Payments for purchase of shares in controlled companies                  (186)                  -
                                                                 --------------------------------
Net cash flow provided by investing activities                          41.326              5.258
                                                                 --------------------------------
Increase/(decrease) in cash, net for the period                             75              (695)
                                                                 ================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   PERFORMANCE OF GRUPO FINANCIERO GALICIA S.A.

          The Argentine economy continued the growth that began during 2003, with considerable progress having been made to overcome the crisis Argentina endured in late 2001. The financial system has gradually strengthened its liquidity levels, recording a significant increase in deposits and borrowings.

          Another significant event of this period was that the Argentine Government submitted to the consideration of creditors an offer to exchange defaulting debt issued prior to December 31, 2001 for new bonds called "Par Bonds", "Quasi-Par Bonds" and "Discount Bonds". The term for exchange in securities ended on February 25, 2005 with an important remission of pending principal amounts, as well as a reduction in interest rates and an extension of payment terms. The mentioned exchange had an adherence of 76.15% of the total past due debt amount. This process concluded in June 2005 with the final settlement of the new bonds and of interest accrued since December 31, 2003. Furthermore, these securities started to be listed for trading on the stock exchange, except for quasi-par bonds which, according to their terms of issue, can only be traded one year after their date of issue.

          Accompanying the growth of the Argentine economy over the last two years, Banco de Galicia y Buenos Aires S.A., the main subsidiary of Grupo Financiero Galicia S.A., has recorded an increasing level of activity, as well as a more favorable financial condition which enabled it to recover from the crisis that affected the financial system at the end of 2001.

          As part of the recovery of the situation of Banco de Galicia y Buenos Aires S.A., the following matters are worth mentioning which put at risk the business activities of Banco de Galicia y Buenos Aires S.A., mainly as a result of the measures adopted by the National Government to confront the crisis unleashed in late 2001 and which were resolved by Banco de Galicia y Buenos Aires S.A. in 2004 and during the current period:

          Restructuring of Banco de Galicia y Buenos Aires S.A. foreign debt

          Last year, Banco de Galicia y Buenos Aires S.A.concluded the process for the restructuring of its foreign debt.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          In addition to the refinancing of the liabilities of its New York Branch (which was closed down in January 2003) and of its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) in December 2002 and July 2003, respectively, in May 2004 Banco de Galicia y Buenos Aires S.A. managed to refinance the debt of its Parent Company and the Cayman Branch for a principal amount of US$1,320.9 million, representing 98.2% of the total restructured principal amount.

          The agreements reached gave rise to the issuance of medium and long-term debt instruments, the features of which are described in
          Note 8, point a 3) to the consolidated financial statements.

          The conclusion of the above process enabled restructuring the foreign financial liability repayment terms, by adapting the expected payment expenses and making Banco de Galicia y Buenos Aires S.A. future development more foreseeable, as well as increasing the regulatory capital, mainly through the issuance of subordinated debt.

          The agreements signed within the framework of Banco de Galicia y Buenos Aires S.A. foreign debt restructuring include restrictions on the distribution of profits (see Note 10 to the consolidated financial statements) and on making certain types of investments; the use of the proceeds from the sale of certain assets or from the issuance of debt or shares; participating in certain transactions with subsidiaries, or in non-financial activities, and compliance with certain financial ratios.

          Pursuant to current regulations, the fulfillment of the commitments undertake is subject to the prior approval of the BCRA.

          Treatment of extraordinary assistance to financial institutions by the Argentine Central Bank

          In view of the financial system crisis unleashed at the end of 2001 and in order to cover the decrease in deposits, Banco de Galicia y Buenos Aires S.A. obtained assistance from the BCRA, the principal and index-adjustments of which amount to $5,822,914 and $ 5,690,864, as of June 30, 2005 and December 31, 2004, respectively.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          In February 2004, Banco de Galicia y Buenos Aires S.A. adhered to the regime for repayment of debt called for by Decrees Nos. 739/03 and 1262/03, as well as the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period established by regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt.

          Through Communication "A" 4268, the BCRA approved a mechanism for financial institutions to request funds in advance to settle principal installments on rediscounts received, according to the original schedule.

          As of June 30, 2005, the funds in advance for this item amounted to $211,892.

          There are other issues pending resolution at the date of issue of these financial statements, regarding which significant progress has been made for the benefit of Banco de Galicia y Buenos Aires S.A., and which are expected to be resolved in the short term. Below is a description of the most significant ones:

          Compensation to financial institutions

          Section 7 of Decree No. 214/02, provides for the issuance of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June 2002, Sections 28 and 29 of Decree 905/02 established the method of calculating the amount of the compensation to financial institutions granting the bonds mentioned below, so as to compensate them for: a) the losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of National Government Bonds in pesos, due 2007 (BODEN 2007), was established;

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          b) the mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a dollar-denominated bond and, if necessary, through the subscription of a dollar-denominated Hedge Bond. To this end, the issuance of dollar-denominated National Government Bonds, accruing interest at Libor and falling due in 2012 has been established.

          Banco de Galicia y Buenos Aires S.A. originally determined a total compensation amount of US$ 2,254,027 thousands in BODEN 2012 (face value).

          In relation to the process for the determination of the compensation amount, the BCRA formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation.

          Banco de Galicia y Buenos Aires S.A. initially accepted and recognized part of the adjustments indicated by the BCRA, while it analyzed and discussed the rest of the observations made by that Body. However, it recorded provisions under other contingencies for the full amount under discussion. Lastly, in March 2005 after an in-depth analysis of the adjustments still required by the BCRA and of the implications of the failure to define the amount of the compensation and when it would be granted, it was decided to accept the pending items. Accordingly, the final amount of the compensation to be granted to Banco de Galicia y Buenos Aires S.A., including the hedge bond, is US$2,178,030 thousands in BODEN 2012 (face value). The difference arising from the adjustments claimed by the BCRA and accepted by Banco de Galicia y Buenos Aires S.A. was offset against provisions previously set up and mentioned above.

          As of June 30, 2005, the amount of $ 4,625,264 for the compensation to be received was recorded under Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government, while $ 13,322 for the securities received for the compensation, net of the transfers made to Banco Galicia Uruguay S.A., of those used to settle debts and in repo transactions were recorded in Government securities -in foreign currency- Holdings in investment accounts. The amount of $ 365,730 used in repo transactions has been recognized under Other receivables resulting from financial brokerage - In foreign currency - Forward purchases of securities under repo transactions and under Miscellaneous Receivables.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          The advance to be requested from the BCRA for the subscription of the hedge bond, including the effect of Decree 2167/02, has been recorded under Other Liabilities for financial brokerage - In pesos - Advances for the acquisition of National Government Bonds in US dollars accruing interest at Libor and due 2012" for $1,780,453 which, including the adjustments from application of the reference stabilization index (CER) and accrued interest for $ 1,314,404, totals $3,094,857. The conditions for financing the subscription of the dollar denominated "National government bonds accruing interest at Libor 2012" have been specified in Section 29, subsection g of Decree 905/02, which contemplates the delivery by financial institutions of assets as security for at least 100 % of the advance received.

          At the date of these financial statements, the final settlement of the Compensating Bonds requested by Banco de Galicia y Buenos Aires S.A. and verified in the determination by the BCRA, as well as the final settlement of the advances for their acquisition and the acceptance of the assets offered by Banco de Galicia y Buenos Aires S.A. as collateral for those advances were still pending.

          Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)

          The financial crisis unleashed in late 2001 also affected Banco de Galicia y Buenos Aires S.A. controlled companies Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation).

          In December 2002, Banco Galicia Uruguay S.A. restructured its deposits with a high degree of acceptance on the part of depositors and subsequently implemented various voluntary exchanges of rescheduled deposits, which allowed it to reduce its liabilities for these items considerably.

          A new offer to exchange rescheduled liabilities for cash and BODEN 2012 concluded in May 2005.

          The offer had an adherence for approximately US$ 243,000 thousand. Within this process, the BCRA authorized the transfer of BODEN 2012 to Galicia Uruguay for a nominal value of US$ 195,979 thousand, which were applied to the settlement of the statements of interest for exchange received.

          Furthermore, in order to strengthen the financial position of its subsidiaries, Grupo Financiero Galicia SA has waived its rights to collect the subordinated negotiable obligation issued by Galicia Uruguay for US$ 43,000 thousand. This waiver, together with the exchange of deposits, have meant an important financial improvement derived from the reduction in its liabilities.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:  (Continued)

          As of June 30, 2005, the principal amount balances of rescheduled obligations (time deposits and negotiable obligations) amounted to $ 541,082, and the first two installments for September 2003 and 2004 had been paid.

          In June 2004, after the total suspension of all its activities as from February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. The adoption of this resolution by the Central Bank of Uruguay will not affect the rights of depositors and holders of obligations arising under the reorganization plan approved in 2002, or those arising from subsequent exchanges of rescheduled deposits.

          Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. agreed to take the necessary steps to provide the latter with the necessary sums for it to be able to reimburse all its deposits, where applicable, with the prior authorization of the Argentine Central Bank, subject to compliance with the normalization of Banco de Galicia y Buenos Aires S.A. economic and financial situation and repayment of the assistance from the Argentine Central Bank, as provided for by the whereas clause No. 52 of Argentine Central Bank Resolution No. 281.

          At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Limited (In Provisional Liquidation) because one of its main assets was a deposit in Banco Galicia Uruguay S.A. Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to the Company's liquidation.

          The restructuring plan, which had a high degree of acceptance, will be in force until April 30, 2012 and is applicable and mandatory for all creditors. While this plan remains in effect, the subsidiary's assets will be administered by the liquidators for the benefit of creditors.

          Furthermore, Grupo Financiero Galicia S.A. granted to Banco de Galicia (Cayman ) Limited (in provisional liquidation) a subordinated loan for US$ 1,200 thousand that will be repaid after the debt with all creditors has been amortized, according to the proposal.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          This initial payment was made on August 8, 2003, the last installment falling due in September 2011. At the date of these financial statements, the first two installments for September 2003 and 2004 had been paid. As of June 30, 2005, the outstanding debt balances of Banco de Galicia (Cayman) Limited (In provisional liquidation), net of of eliminations corresponding to intercompany transactions, amounts to approximately US$ 6,500 thousand.

          The parent-only financial statements include the investment in Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) according to the equity method of accounting.

          Deposits with the financial system - Legal actions requesting protection of constitutional guarantees

          National Executive Branch (PEN) Decree No. 1570/01 and Law No. 25561 imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, various regulations were issued rescheduling maturities of deposits with the financial system and establishing a new maturity scheme. Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system are to be converted to pesos at the $ 1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits.

          On various occasions, the PEN established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for peso and US dollar-denominated government securities, the National Government being responsible for crediting those bonds.

          As of June 30, 2005, and December 31, 2004 the principal of deposits for which the original maturity was rescheduled totals $ 55,611 and $ 107,377, respectively.

          As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or financial institutions, challenging the emergency regulations, particularly Decree 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          As of June 30, 2005, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in foreign or Argentine currency at the free exchange rate amounted to $ 16,203 and US$ 592,122 thousand. In compliance with those court orders, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 1,016,654 and US$ 125,055 thousand in respect of reimbursement of deposits in pesos and foreign currency.

          The emergency norms have been declared unconstitutional by most lower and upper courts. The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest for $ 659,978 and $ 650,318 accrued at the settlement date, as of June 30, 2005 and at the end of the previous year respectively, has been recognized in Intangible Assets, which net of related amortization amounts to a residual value of $ 395,519 and $ 451,428 at those dates, as called for by Argentine Central Bank Communique "A" 3916.

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy and Production (MECON) and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$1=$1.40. Banco de Galicia y Buenos Aires S.A. has reserved the right to request further compensation for such other amounts as may be ordered to be paid upon the issue of new final and conclusive judgments that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs. Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional.

          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law 25561 and the constitutionality of Section 2 of Decree 214/02, and overruling the decision that ordered the repayment of a US dollar-denominated deposit to a group of savers. Notwithstanding the fact that under Argentine law the Higher Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

          At the date of these financial statements, the final outcome of these disputes cannot be foreseen.

          However, during recent months, the number of legal actions filed by customers requesting reimbursement of deposits in their original currency decreased significantly, which has reduced the risk that this problem may worsen in the future.

          Pending resolution issues

          There are certain claims made by Banco de Galicia y Buenos Aires S.A. before the Argentine authorities and the BCRA with regard to:

          a) Compensation for application of the CER/CVS

          Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.

          On May 3, 2004, through Resolution 302/2004 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          The above resolution and Argentine Central Bank Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A., it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the Argentine Central Bank, maintaining the claim made on December 30, 2003 and expanding on its justification. As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18, 2004, on that date Banco de Galicia y Buenos Aires S.A. made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry of Economy Resolution No. 302/2004 under the terms of Section 24 of Law 19549.

          At the end of fiscal 2003, Banco de Galicia y Buenos Aires S.A. had recorded the estimated recoverable value of that compensation as provided for by regulations in force at that date.

          Last year, in view of the lack of resolution on this issue, the above mentioned asset was written off (see Note 12 to the consolidated financial statements).

          This accounting recognition does not affect Banco de Galicia y Buenos Aires S.A.'s right to seek relief for all the losses derived from the unequal application of the CER to deposits originally denominated in foreign currency subsequently converted to pesos, and application of the CVS to certain receivables.

          Banco de Galicia y Buenos Aires S.A. maintains its claims, on which no resolution has been issued so far.

          b) Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002.

          During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance loans in pesos from the Argentine Central Bank to cover temporary lack of liquidity. These assistance loans were repaid applying resources in US dollars granted by the Bank Liquidity Fund
          (BLF) on January 2 and 4, 2002.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.

          As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

          Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank allocated US$ 410,000 thousand for Banco de Galicia y Buenos Aires S.A. to repay the financial assistance provided to it, should have allocated US$ 410,000 thousand at $1.40, that is, the amount of $ 574.000.

          This has affected the guarantees of inviolability of private property and equality under the law.

          In view of the above, the return of the difference of $ 164,000 in values as of January 2002 to Banco de Galicia y Buenos Aires S.A. or the restoration of its equity for an equivalent amount should be considered.

          This right has not been given accounting recognition in these financial statements.

          Net exposure to the public sector

          As of June 30, 2005 and December 31, 2004 the net exposure of Banco de Galicia y Buenos Aires S.A. to the public sector, derived from the situations described above, and non-compliance by the National Government with payment of its debt, is as follows:

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)

                                                                     06.30.2005        12.31.2004
          ---------------------------------------------------------------------------------------
          Government securities                                      5.586.721         5,810,235
          ---------------------------------------------------------------------------------------
          Loans                                                      5.032.063         4,635,305
          ---------------------------------------------------------------------------------------
          Other receivables resulting from financial brokerage       5.636.984         5,700,750
          ---------------------------------------------------------------------------------------
          Other assets                                                       -           183,311
          ---------------------------------------------------------------------------------------
          Total Assets                                              16.255.768        16.239.601
          ---------------------------------------------------------------------------------------
          Liabilities with the BCRA                                  8.711.427         8.427.652
          ---------------------------------------------------------------------------------------
          Net exposure to the Public Sector (*)                      7.544.341         7.901.949

          (*) not including the residual value of the sums paid in compliance with court orders, as mentioned in section "Deposits with the financial system - Legal actions requesting protection of constitutional guarantees".

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS

          On February 19, 2003, through MD Resolution No. 5/03 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncement No. 21 "Equity value - consolidation of financial statements - information to be disclosed on related parties". This Technical Pronouncement and its amendments came into force for fiscal years commencing as from April 1, 2003. Furthermore, the CNV has adopted that Pronouncement establishing its mandatory application for fiscal years commencing as from April 1, 2004, its application in fiscal years commencing at an earlier date being admitted.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV, with the considerations mentioned in Note 3 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)

          The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

          Furthermore certain financial statement figures for the year ended December 31, 2004 and the period ended June 30, 2004 have been reclassified for purposes of their comparative presentation with those of the current period.

          The principal accounting policies used in preparing the financial statements are described below.

          a.   Assets and Liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

          b.   Foreign currency Assets and Liabilities (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)

          c.   Investments

               c.1. Current

                    Time and special current account deposits as well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series 1, have been valued at face value, plus interest accrued at period / year end.

                    Mutual fund units and government securities have been valued at period / year end market quotation.

                    Corporate securities have been valued at market quotation, plus interest accrued at period / year end.

               c.2. Non-current

                    Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004.

                    As of June 30, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

                    Negotiable Obligations issued by Banco Galicia Uruguay S.A. were valued at their face value as of December 31, 2004 plus accrued interest at that date, and have been recognized under current interest.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of June 30, 2005.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP. This investment has been stated at equity value arising from financial statements valued in accordance with the above-mentioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of March 31, 2005 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

          d.   Fixed assets

               Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period / year end.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)

          e.   Intangible assets

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. The Company has recorded a valuation allowance of $ 1,038 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E)

               Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

          f.   Income Tax

               The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the timing differences between measurements of accounting and tax assets and liabilities. (See Note 13).

               For purposes of determining the deferred assets and liabilities, the tax rate that is expected to be in force at the moment of their reversal or use has been applied to the timing differences identified and tax loss carry-forwards, under the legal regulations enacted at the date of issue of these financial statements.

          g.   Presumptive minimum income Tax

               The Company determines the tax on minimum notional income at the statutory rate of 1% of the computable assets at period/ year end. This tax is supplementary to the income tax. The Company's tax liability for each period/year is to coincide with the higher of the two taxes.

               However, if the tax on minimum notional income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)

               The Company recognized the tax on minimum notional income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

          h.   Shareholders' Equity

               h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

                    The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

               h.2. Income and expense accounts

                    The results for each period are disclosed in the period in which they accrue.

                    The Other Income and Expenses caption includes, among other items, $ 121,991 corresponding to the waiver of rights to collect Negotiable Obligations issued by Banco Galicia Uruguay S.A. for US$ 43,000 thousand (see Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) in Note 1 to these Financial Statements), and a once-only expense of $ 12,000, in recognition of the efforts of Banco de Galicia y Buenos Aires S.A. Board of Directors during the period between July 2001 and December 2004.

          i.   Statement of cash flows

               The "Cash and cash equivalents" caption is considered to be cash.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 3:   CASH AND CASH EQUIVALENTS

          The breakdown of this caption was as follows:

                                                         06.30.05       12.31.04
                                                         --------       --------
          Cash (Schedule G)                                   554            463
          Banks - current accounts (Note 11)                   61             77
                                                         --------       --------
          Total                                               615            540
                                                         ========       ========

NOTE 4:   OTHER RECEIVABLES

          The breakdown of this caption was as follows:

                                                         06.30.05       12.31.04
                                                         --------       --------
          Current
          Fiscal credits                                      591             77
          Prepaid expenses                                    633              7
          Sundry debtors (Note 11 and Schedule G)               2              -
          Others                                              204              5
                                                         --------       --------
          Total                                             1,430             89
                                                         ========       ========

                                                         06.30.05       12.31.04
                                                         --------       --------
          Non-current
          Fiscal credits - mandatory savings                    5              5
          Fiscal credits (Note 13)                         16,079              -
          Prepaid expenses                                      1              1
          Sundry debtors (Note 11 and Schedule G)           4,787          4,774
                                                         --------       --------
          Total                                            20,872          4,780
                                                         ========       ========

NOTE 5:   SALARIES AND SOCIAL SECURITY LIABILITIES

          The breakdown of this caption was as follows:

                                                         06.30.05       12.31.04
                                                         --------       --------
          Integrated Pension and Survivors' Benefit
          System                                               18             15
          Health care plans                                     4              4
          Directors' and syndics' fees accrual                 70            140
                                                         --------       --------
          Total                                                92            159
                                                         ========       ========

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 6:   TAX LIABILITIES

          The breakdown of this caption was as follows:

                                                         06.30.05       12.31.04
                                                         --------       --------
          Current
          Income tax withholdings to be deposited              62              5
          Value added tax                                       -             12
          Provision for income tax, net                         -         28,311
          Provision for turnover tax, net                       1             23
          Provision for tax on personal assets              1,866          3,676
                                                         --------       --------
          Total                                             1,929         32,027
                                                         ========       ========

          Non-current                                    06.30.05       12.31.04
                                                         --------       --------
          Deferred tax liability (Note 13)                      -         26,383
                                                         --------       --------
          Total                                                 -         26,383
                                                         ========       ========

NOTE 7:   OTHER LIABILITIES

          The breakdown of this caption was as follows:

          Current                                        06.30.05       12.31.04
                                                         --------       --------
          Sundry creditors (Note 11 and Schedule G)         9,031            147
          Expense accrual (Note 11 and Schedule G)          1,748            967
          Directors' qualification bond                         3              3
                                                         --------       --------
          Total                                            10,782          1,117
                                                         ========       ========

          Non-Current                                    06.30.05       12.31.04
                                                         --------       --------
          Directors' qualification bond                         6              3
                                                         --------       --------
          Total                                                 6              3
                                                         ========       ========

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 8:   CAPITAL STATUS

          As of June 30, 2005, the capital status of the Company was as follows:

           Subscribed, issued,    Face value   Restated to            Approved by             Date of registration
         paid-in and registered                 constant                                        with the Public
                 capital                        currency          Body             Date       Registry of Commerce
     ------------------------------------------------------------------------------------------------------------------
         Opening balance           1,092,407   2,407,080      Shareholders'      05.16.00
                                                                 meeting       07.24.00 and         08.09.00
                                                           Board of Directors    07.26.00
     ------------------------------------------------------------------------------------------------------------------
         Capital increase                                     Shareholders'      01.02.04,          06.08.04
                                     149,000     149,000         meeting       04.23.04 and
                                                           Board of Directors    05.13.04
     ------------------------------------------------------------------------------------------------------------------
         Absortion of                                         Shareholders'      04.28.05               -
         accumulated losses                - (1,036,542)         meeting
     ------------------------------------------------------------------------------------------------------------------
         Balance as of 06.30.05    1,241,407   1,519,538            -                -                  -

NOTE 9:   ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES,
          INVESTMENTS AND DEBTS

          As of June 30, 2005 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

                                                                     Salaries and
                                                       Other        social security
                                    Investments     receivables       liabilities       Tax liabilities   Other liabilities
          ------------------------------------------------------------------------------------------------------------------
          Falling due within:
          1st  Quarter                  24,299             56                22                      63             10,779
          2nd Quarter                      451            833                 -                       -                  -
          3rd Quarter                       37              1                 -                       -                  -
          4th Quarter                        -            540                70                   1,866                  3
          After one year               217,486         20,866                 -                       -                  6
                                    ----------------------------------------------------------------------------------------
          Subtotal falling due         242,273         22,296                92                   1,929             10,788
                                    ----------------------------------------------------------------------------------------
          No set due date            1,315,046              6                 -                       -                  -
          Past due                           -              -                 -                       -                  -
                                    ----------------------------------------------------------------------------------------
          Total                      1,557,319         22,302                92                   1,929             10,788
                                    ----------------------------------------------------------------------------------------
          Non-interest bearing       1,315,046          4,183                92                   1,929             10,788
          At a fixed rate              242,273         18,119                 -                       -                  -
          ------------------------------------------------------------------------------------------------------------------
          Total                      1,557,319         22,302                92                   1,929             10,788

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 10:  EQUITY INVESTMENTS IN OTHER COMPANIES

          The breakdown of long-term investments was as follows:

                                                   As of 06.30.05
          ----------------------------------------------------------------------------
                                         Shares         Percentage of interest held in      Principal         Face
          Issuing company        -----------------------------------------------------       line of       value per
                                                                             Possible        business      per share
                                 Type          Number     Total Capital       votes
          -----------------------------------------------------------------------------------------------------------------
                                 Ordinary
          Banco de Galicia y     class "A"          101                                      Financial        0.001
          Buenos Aires S.A.      Ordinary                                                   activities
                                 class "B"  438,687,004                                                       0.001
                                 -----------------------------------------------------
                                   Total    438,687,105     93.604186%     93.604191%
          -----------------------------------------------------------------------------------------------------------------
                                                                                           Financial
                                                                                              and
                                                                                           investment
          Net Investment S.A.   Ordinary         10,500     87.500000%     87.500000%        activities       0.001
          -----------------------------------------------------------------------------------------------------------------
                                 Ordinary                                                    Financial
                                 class "A"       31,302                                         and           0.001
          Sudamericana           Ordinary                                                    investment
          Holding S.A.           class "B"       41,735                                       activities      0.001
                                 -----------------------------------------------------
                                   Total         73,037     87.500899%     87.500899%
          -----------------------------------------------------------------------------------------------------------------
                                                                                               Issuer of
                                                                                               warehouse
                                                                                             receipts and
          Galicia Warrants S.A.  Ordinary       175,000     87.500000%     87.500000%           warrants      0.001
          -----------------------------------------------------------------------------------------------------------------
          Galval Agente de                                                                      Securities
          Valores S.A.           Ordinary     4,479,000     100.00000%     100.00000%              Agent      0.01

                                                   As of 12.31.04
          ----------------------------------------------------------------------------
                                         Shares         Percentage of interest held in      Principal         Face
          Issuing company        -----------------------------------------------------       line of       value per
                                                                             Possible        business      per share
                                 Type          Number     Total Capital       votes
          -----------------------------------------------------------------------------------------------------------------
                                 Ordinary
          Banco de Galicia y     class "A"          101                                      Financial        0.001
          Buenos Aires S.A.      Ordinary                                                   activities
                                 class "B"  438,628,250                                                       0.001
                                 -----------------------------------------------------
                                   Total    438,628,351     93.591649%     93.591655%
          -----------------------------------------------------------------------------------------------------------------
                                                                                           Financial
                                                                                              and
                                                                                           investment
          Net Investment S.A.   Ordinary         10,500     87.500000%     87.500000%        activities       0.001
          -----------------------------------------------------------------------------------------------------------------
                                 Ordinary                                                    Financial
                                 class "A"       31,302                                         and           0.001
          Sudamericana           Ordinary                                                    investment
          Holding S.A.           class "B"       41,735                                       activities      0.001
                                 -----------------------------------------------------
                                   Total         73,037     87.500899%     87.500899%
          -----------------------------------------------------------------------------------------------------------------
                                                                                               Issuer of
                                                                                               warehouse
                                                                                             receipts and
          Galicia Warrants S.A.  Ordinary       175,000     87.500000%     87.500000%           warrants      0.001

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 10   (Continued)

          The financial condition and results of controlled companies were as follows:

                                                                          Issuing company
          -----------------------------------------------------------------------------------------------------
                  Financial condition                       Banco de         Net       Galicia      Galval
                    as of 06.30.05                         Galicia y     Investment   Warrants    Agente de
                                                          Buenos Aires       S.A.        S.A.     Valores S.A.
                                                             S.A.
          -----------------------------------------------------------------------------------------------------
          Assets                                           23,241,824       2,122       6,445          622
          Liabilities                                      21,887,827          66       1,844            -
          Shareholders' equity                              1,353,997       2,056       4,601          622
          Result for the period of six months ended
          06.30.05                                            155,750      (1,791)        137         (204)

          (*) See Note 2.c.2.

                                                                Issuing company
                                                            -------------------
              Financial condition                                Sudamericana
               As of 03.31.05(*)                                 Holding S.A.
          ----------------------------------------------------------------------
          Assets                                                       38,038
          Liabilities                                                   3,114
          Shareholders' equity                                         34,924
          Result for the period of three months
          ended 03.31.05                                                7,127

          (*) See Note 2.c.2.

                                                                                     Issuing company
                                                                   ------------------------------------
               Financial condition as of 12.31.04                  Banco de Galicia
                                                                    y Buenos Aires      Net Investment
                                                                         S.A.               S.A.
          ----------------------------------------------------------------------------------------------------
          Assets                                                       22,259,495           3,860
          Liabilities                                                  21,061,248              45
          Shareholders' equity                                          1,198,247           3,815
          Result for the period of six months ended 06.30.04              (21,475)         (1,294)

                                                                Issuing company
                                                                ----------------
                  Financial condition as of 12.31.04            Galicia Warrants
                                                                      S.A.
          ----------------------------------------------------------------------
          Assets                                                       6,982
          Liabilities                                                  2,080
          Shareholders' equity                                         4,902
          Result for the period of six months ended 04.30.04              64

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 10   (Continued)
                                                                 Issuing company
                                                                 ---------------
                  Financial condition as of 09.30.04               Sudamericana
                                                                   Holding S.A.
          ----------------------------------------------------------------------
          Assets                                                       27,868
          Liabilities                                                      70
          Shareholders' equity                                         27,798
          Result for the period of six months ended 03.31.04           (2,079)

NOTE 11   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550

          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          Banco de Galicia y Buenos Aires S.A.

                                                                    06.30.05              12.31.04
                                                              --------------------  --------------------
          ASSETS
          Cash and cash equivalents - current accounts
          (Note 3)                                                           54                    74
          Investments - time deposits (Schedule C)                        3,262                16,558
          Investments - Negotiable Obligations
          (Schedules C and G)                                           217,486               232,256
                                                              --------------------  --------------------
          Total                                                         220,802               248,888
                                                              ====================  ====================

                                                                    06.30.05              12.31.04
                                                              --------------------  --------------------
          LIABILITIES
          Other liabilities - expense accrual (Note 7)                      162                   161
                                                              --------------------  --------------------
          Total                                                             162                   161
                                                              ====================  ====================

          INCOME                                                      06.30.05              06.30.04
                                                                --------------------- ---------------------
          Financial income - interest on time deposits                        485                    26
          Financial income - CER adjustment to time deposits                   97                     -
          Financial income - interest on negotiable obligations            15,322                14,081
          Rental of fixed assets                                               80                     -
                                                                --------------------- ---------------------
          Total                                                            15,984                14,107
                                                                ===================== =====================

          EXPENSES
          Administrative expenses (Schedule H)
           Fees for services                                                    7                     -
           Leasing of brand                                                   401                   371
           Bank charges                                                         3                     3
           General expenses                                                     9                    17
                                                               --------------------- ---------------------
          Total                                                               420                   391
                                                               ===================== =====================

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 11   (Continued)

          Banco Galicia (Cayman) Limited
                                                    06.30.05         12.31.04
                                                   ----------       ----------
          ASSETS
          Other  receivables - Sundry debtors
          (Note 4 and Schedule G)                      3,550            3,629
                                                   ----------       ----------
          Total                                        3,550            3,629
                                                   ==========       ==========

                                                    06.30.05         12.31.04
                                                   ----------       ----------
          INCOME
          Interest income - other interest                34               34
                                                   ----------       ----------
          Total                                           34               34
                                                   ==========       ==========

          Banco Galicia Uruguay S.A.
                                                    06.30.05         12.31.04
                                                   ----------       ----------
          ASSETS
          Other receivables - Sundry debtors
          (Note 4 and Schedule G)                      1,867            1,144
          Investments - Negotiable obligations
          (Schedules C                                     -          126,585
                                                   ----------       ----------
          Total                                        1,867          127,729
                                                   ==========       ==========

          LIABILITIES                               06.30.05         12.31.04
                                                   ----------       ----------
          Other liabilities - Sundry creditors
          (Note 7 and Schedule G)                          8                2
                                                   ----------       ----------
          Total                                            8                2
                                                   ==========       ===========

          INCOME                                    06.30.05         06.30.04
                                                   ----------       ----------
          Interest  income - Interest on
          negotiable obligations                         565              621
                                                   ----------       ----------
          Total                                          565              621
                                                   ==========       ===========

          EXPENSES
          Administrative expenses (Schedule H)
          Taxes                                           13                -
                                                   ----------       ----------
          Total                                           13                -
                                                   ==========       ==========

          B2Agro S.A.

          INCOME                                    06.30.05         06.30.04
                                                   ----------       ----------

          Interest income - other interest                 -               53
                                                   ----------       ----------
          Total                                            -               53
                                                   ==========       ===========

          Tarjetas del Mar S.A.                     06.30.05         06.30.04
                                                   ----------       ----------
          INCOME
          Other income and expenses                        -               16
                                                   ----------       ----------
          Total                                            -               16
                                                   ==========       ===========

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate By-Laws and CNV Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          Furthermore, the amount used to absorb the negative balance in the "Retained Earnings" account, which at December 31, 2004 amounted to $29,493, should be restored before any distribution is made.

NOTE 13:  INCOME TAX - DEFERRED TAX

          Income tax has been determined according to the deferred tax method.

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets:

                Item            Specific tax losses         Others     Total
          ----------------------------------------------------------------------
          Opening balances                       15         17,847      17,862
          Charge to results                       -        (1,774)     (1,774)
                                ------------------------------------------------
          Closing balances                       15         16,073     16,088

          Deferred tax liabilities:

                Item           Fixed Assets    Investments    Others   Total
          ----------------------------------------------------------------------
          Opening balances               13         44,232        38     44,283
          Charge to results             (4)       (44,232)      (38)    (44,274)
                                ------------------------------------------------
          Closing balances                9              -         -           9

          Net deferred assets at period end, derived from the information included in the preceding tables, amount to $ 16,079.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 13   (Continued)

          Pre-tax loss for the period                              13,340
          Restatement of income and expense items                   1,214
          Result of long-term investments                       (158,798)
          Consolidation adjustment per Technical
          Pronouncement No. 4                                      14,567
          Sundry non-deductible expenses                           12,570
          Sundry income not included in the calculation           (1,097)
          Income for credit assignment                              1,519
          Presumptive interest                                        109
          Non-deductible expenses                                   2,733
          Organization expenses                                      (58)
                                                                ---------
          Taxable accounting result                             (113,901)
          Statutory tax rate                                          35%
                                                                ---------
          Total income tax charge                                (39,865)
          Variation between closing and opening deferred
          tax assets                                              (1,774)
          Variation between closing and opening deferred
          tax liabilities                                          44,274
                                                                ---------
          Subtotal                                                  2,635
          Foreign source tax loss                                   (652)
                                                                ---------
          Tax determined                                            1,983

NOTE 14:  EARNINGS PER SHARE

          Below is a breakdown of the Earnings per share as of June 30, 2005 and 2004:

                                                          06.30.05    06.30.04
                                                         ----------  ----------
          Income /(loss) for the period                     53,205     (40,910)
          Outstanding ordinary shares weighted
          average                                        1,132,744    1,092,407
          Adjustment derived from preferred share
          issue convertible into Class B ordinary
          shares                                           108,663       36,022
          Diluted ordinary shares weighted average       1,241,407    1,128,429
          Earning per ordinary share:
           - Basic                                          0.0470     (0.0374)
           - Diluted                                        0.0429     (0.0363)

NOTE 15:  CAPITAL INCREASE

          On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$ 100,000 thousand, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 15    (Continued)

          Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

          The capital increase was consummated through the issuance of up to 149 million non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$ 0.00067114 thousand (face value) of debt for each peso (face value) of shares.

          That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

          On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

          As a result of the full subscription and payment of the 149 million non-voting preferred shares not yet issued, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at pesos 1,241,407.

                        Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 15:  (Continued)

          This increase has been registered with the Superintendency of Corporations on June 8, 2004, under number 6,907, Book 25 of Companies by Shares.

          In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

          On May 13, 2005, non-voting preferred shares were converted into ordinary Class B shares entitled to one vote per share.

NOTE 16:  PRIOR YEAR ADJUSTMENT

          In the quarters ended March 31 and September 30, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 12 to consolidated financial statements).

          The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $ 28,912 derived from the application of the deferred tax method for calculating income tax and a loss of $ 71,865, as mentioned in the preceding paragraph.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Fixed assets and investments in assets of a similar nature
      In comparative format with the fiscal year ended December 31, 2003.
                             (In thousands of pesos)

                                                                      Schedule A

                                      ORIGINAL VALUES                                    DEPRECIATION
                       ------------------------------------------ ----------------------------------------------
                                                                                       For the period
                                                                                       --------------
                           At                                      Accumulated                                    Net book  Net book
                       beginning of                    At period  at beginning Deletions Rate Amount Accumulated  value at  value at
Principal account          year     Increases Deletions   end       of year               %         at period end 06.30.05  12.31.04
------------------------------------------------------------------------------------------------------------------------------------
Real estate              3,258          -         -      3,258       190         -       2    31       221         3,037     3,068
------------------------------------------------------------------------------------------------------------------------------------
Furniture and facilities   207          -         -        207       162         -      20    21       183            24        45
------------------------------------------------------------------------------------------------------------------------------------
Hardware and software      585          4         -        589       415         -      20    58       473           116       170
------------------------------------------------------------------------------------------------------------------------------------
Total                    4,050          4         -      4,054       767         -           110       877         3,177     3,283

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                               Intangible assets
                For the period of six months ended June 30, 2005
      In comparative format with the fiscal year ended December 31, 2004.
                            (In thousands of pesos)

                                                                      Schedule B

                              ORIGINAL VALUES                         AMORTIZATION
                 -------------------------------------   -----------------------------------------
                                                                              For the                                Net      Net
                                                                               period                               book     book
Principal            At                           At      Accumulated        ----------  Accumulated   Valuation   value    valuek
account          beginning                      period   at beginning  Dele- Rate            at        allowance     at       at
Principal          of year  Increases Deletions   end      of year     tions  %   Amount  period end  (Schedule E) 06.30.05 12.31.04
------------------------------------------------------------------------------------------------------------------------------------
Goodwill          20,064        -         -      20,064      14,881      -    20   2,006    16,887       1,038      2,139    3,745
------------------------------------------------------------------------------------------------------------------------------------
Total   207       20,064        -         -      20,064      14,881      -         2,006    16,887       1,038      2,139    3,745

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                                  Investments
          Equity investments in Other Companies and Other Investments
   Statement of Financial Condition as of June 30, 2005 and December 31, 2004
                            (In thousands of pesos)

                                                                      Schedule C

          Issuance and characteristics of the securities                 Book Value           Book Value
                                                                       as of 06.30.05       as of 12.31.04
--------------------------------------------------------------------------------------------------------------
Current investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                   134                  55
Mutual Funds (Note 9)                                                            2,682                 265
Time deposits (Notes 9 and 11 and Schedule G)                                    6,113              20,100
Financial trusts (Note 9)                                                        1,000                   -
Government securities (Note 9 and Schedule G)                                      750               2,148
Corporate securities (Note 9 and Schedule G)                                    14,108              14,666
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                              -                 208
                                                                   -------------------------------------------
Total current investments                                                       24,787              37,442

(*) include accrued interest.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                                  Investments
          Equity investments in Other Companies and Other Investments
   Statement of Financial Condition as of June 30, 2005 and December 31, 2004
                            (In thousands of pesos)

                                                            Schedule C (contd.)

Issuance and characteristics        Class            Face       Number     Acquisition    Quotation    Equity    Book
     of the securities                               Value                    cost        per share    value     Value
                                                                                            as of      as of     as of
                                                                                           06.30.05   06.30.05  06.30.05
------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)                                                       335,473                        217,486(4)

Banco de  Galicia y Buenos     Ordinary class "A"    0.001           101                        -
Aires S.A.                     Ordinary class "B"    0.001   438,687,004                   0.0037
                                                             -------------------------
                                                             438,687,105     2,571,566              1,277,962  1,277,962

Net Investment S.A.            Ordinary              0.001        10,500            23                  1,799      1,799

Sudamericana Holding S.A.      Ordinary class "A"    0.001        31,302                        -
                               Ordinary class "B"    0.001        41,735                        -
                                                             -------------------------
                                                                  73,037        33,003                 30,627     30,627
                               Irrevocable
                               contributions                                     9,916

Galicia Warrants S.A.          Ordinary              0.001       175,000        11,829          -       4,036      4,036

Gakval Agente de Valores S.A.  Ordinary                        7,254,250           687          -         622        622
------------------------------------------------------------------------------------------------------------------------
Total Non-current
investments                                                                  2,962,497              1,315,046  1,532,532

                                                              INFORMATION ON THE ISSUING COMPANY
                                          ------------------------------------------------------------------------------------
                                                              LATEST FINANCIAL STATEMENTS (Note 10)
Issuance and characteristics    Book      ------------------------------------------------------------------------------------
     of the securities          Value                                                    Net        Share-    % of equity held
                                as of     Principal line of                  Capital    income/    holders'    in the capital
                              12.31.04       business             Date        STock     (loss)      equity        stock
------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)        358,633

Banco de  Galicia y Buenos
Aires S.A.

                              1,138,210   Financial activities   06.30.05    468,662   155,750(1)   1,353,997   93.604186%

Net Investment S.A.               3,815   Financial and
                                          investment                              12   (1,791)(1)       2,056   87.500000%
                                          activities             06.30.05
Sudamericana Holding S.A.
                                          Financial and
                                          investment
                                 24,391   activities             03.31.05         83    10,119(2)      34,924   87.500899%

Galicia Warrants S.A.             4,299   Issuer of
                                          warehouse
                                          receipts and
                                          warrants               06.30.05        200       137(1)       4,601   87.500000%
Gakval Agente de Valores S.A.         -   Securities agents      06.30.05     838(3)     (204)(1)         622   100.00000%

(1) for the period of six months ended June 30, 2005
(2) for the period of nine months ended March 31, 2005.
(3) equivalent to 7,254 Uruguayan pesos
(4) includes accrued interest.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                           Allowances and Provisions
                For the period of six months ended June 30, 2005
  Presented in comparative format with the fiscal year ended December 31, 2004
                            (In thousands of pesos)

                                                                      Schedule E

                    Captions                      Balance at             Increases          Decreases      Balance at end
                                               beginning of year                                             of period
-------------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Equity investment
in other companies                                           585                 -              (585)                   -
Valuation allowance - Intangible assets
(Schedule B)                                               1,438                 -              (400)               1,038
-------------------------------------------------------------------------------------------------------------------------
Total as of 06.30.05                                       2,023                 -              (985)               1,038
--------------------------------------------------------------------------------------------------------------------------
Total as of 12.31.04                                       2,249               585              (811)               2,023
--------------------------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                    Foreign Currency Assets and Liabilities
   Statement of Financial Condition as of June 30, 2005 and December 31, 2004
                            (In thousands of pesos)

                                                                      Schedule G

                                                                            Amount in                               Amount in
                                                                            Argentine                               Argentine
                                       Amount and type of                    currency       Amount and type of      currency
       Captions                         foreign currency      Quotation     at 06.30.05      foreign currency      at 12.31.04
------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents
Cash                                   US$        191.20        2.847               544     US$         155.35            457
Investments
Special current account deposits       US$         47.00        2.847               134     US$          18.49             54
Time deposits                          US$      1,001.41        2.847             2,851     US$         173.35            509
Government securities                  US$        263.35        2.847               750     US$         730.79          2,148
Corporate securities                   US$      4,955.50        2.847            14,108     US$       4,990.07         14,666
Negotiable obligations                 US$             -        2.847                 -     US$          70.68            208
Other receivables
Sundry debtors                         US$        222.42        2.847               633     US$              -              -
                                                                            -----------                            -----------
Total Current Assets                                                             19,020                                18,042
                                                                            -----------                            -----------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                         US$      1,681.06        2.847             4,786     US$       1,624.16           4,773
Investments
Negotiable obligations                 US$     76,391.26        2.847           217,486     US$     122,025.37         358,633
                                                                            -----------                            -----------
Total Non-current Assets                                                        222,272                                363,406
                                                                            -----------                            -----------
Total Assets                                                                    241,292                                381,448
                                                                            ===========                            ===========
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors                       US$          3.64        2.887                11     US$          48.18             144
Expense accrual                        US$        531.28        2.887             1,534     US$         174.22             519
                                                                            -----------                            -----------
Total Current Liabilities                                                         1,545                                    663
                                                                            -----------                            -----------
Total Liabilities                                                                 1,545                                    663
------------------------------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
                For the period of six months ended June 30, 2005
   Presented in comparative format with the same period of the previous year
                            (In thousands of pesos)

                                                                      Schedule H

                                                                     Total as of      Administrative     Total as of
                            Captions                                  06.30.05           expenses         06.30.04
--------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                         496               496               426
Bonuses                                                                       69                69                 -
Services to the staff                                                         16                16                 9
Training expenses                                                             30                30                 -
Directors' and syndics' fees                                                 179               179                36
Fees for services (*)                                                      1,936             1,936               453
Fixed asset depreciation                                                     110               110               104
Intangible asset amortization                                              2,006             2,006             2,007
Leasing of brand (*)                                                          26                26                24
Stationery and office supplies                                                11                11                 9
Condominium Expenses                                                          18                18                48
Entertainment, travel and per diem                                            37                37                19
Electricity and communications                                                39                39                31
Taxes, rates and assessments and contributions                             2,448             2,448             7,346
Insurance                                                                    223               223                 -
Bank charges (*)                                                               7                 7                 5
General expenses (*)                                                         214               214               282
                                                                 ---------------------------------------------------
Total                                                                      7,865             7,865            10,799
--------------------------------------------------------------------------------------------------------------------
(*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note
11 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                          For the period of six months
               commenced January 1, 2005 and ended June 30, 2005
                         Presented in comparative format
                            (In thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT WILL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBTS BALANCES

          a) Receivables: See Note 9 to the financial statements.

          b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

          b) Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 5:   DETAIL OF PERCENTAGE OF EQUITY INVESTMENTS IN OTHER COMPANIES -
          SECTION 33 OF LAW 19550

          See Note 10 and Schedule C to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of June 30, 2005 and December 31, 2004 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of June 30, 2005 and December 31, 2004 the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 2.c, 2.d and 2.e to the financial statements.

NOTE 9:   FIXED ASSETS

          See Schedule A to the financial statements.

          a)   Technically Appraised Fixed Assets.

               As of June 30, 2005 and December 31, 2004 the Company did not have any technically appraised fixed assets.

          b)   Obsolete Fixed Assets.

               As of June 30, 2005 and December 31, 2004 the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS IN OTHER COMPANIES.

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
         Information required in addition to the Notes to the Financial
                                   Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 11:  RECOVERABLE VALUES.

          As of June 30, 2005 and December 31, 2004, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of June 30, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

          Insured assets                                               Insured    Book Value    Book Value
                                        Risks covered                  amount        as of        as of
                                                                                   06.30.05      12.31.04
          --------------------------------------------------------------------------------------------------
           Office assets   Fire, thunderbolt and/or explosion            200          140          215
          --------------------------------------------------------------------------------------------------

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity. See Schedule E to the financial statements.

          b) Contingencies which at the date of the financial statements are not of remote occurrence the effects of which have not been given accounting recognition.

               At June 30, 2005 and December 31, 2004 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

                          Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a)   Status of capitalization arrangements.

               As of June 30, 2005 and December 31, 2004, there were no irrevocable contributions towards future share subscriptions.

          b)   Cumulative unpaid dividends on preferred shares.

               As of June 30, 2005 and December 31, 2004, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
             For the period of six months commenced January 1, 2005
           and ended June 30, 2005, presented in comparative format.
                            (In thousands of pesos)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A.   Current Assets:

     a)   Receivables:
          1)   See Note 9 to the financial statements.
          2)   See Notes 4 and 9 to the financial statements.
          3) As of June 30, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of June 30, 2005 and December 31, 2004, the Company did not have any inventories.

B.   Non-Current Assets:

     a)   Receivables:
          As of June 30, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of June 30, 2005 and December 31, 2004, the Company did not have any inventories.

     c)   Investments:
          See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:
          1) As of June 30, 2005 and December 31, 2004, the Company did not have any technically appraised fixed assets.
          2) As of June 30, 2005 and December 31, 2004, the Company did not have any obsolete fixed assets which have a carrying value.

     e)   Intangible assets:

          1)   See Note 2.e. and Schedules B and E to the financial statements.
          2) As of June 30, 2005 and December 31, 2004, there were no deferred charges.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                            (In thousands of pesos)

C.   Current Liabilities:

     a)   Debts:

          1)   See Note 9 to the financial statements.
          2)   See Notes 5, 6, 7 and 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

     1) As of June 30, 2005 and December 31, 2004, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.

     2) As of June 30, 2005 and December 31, 2004, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.

     2)   See Notes 9 and 11 to the financial statements.

     3) As of June 30, 2005 and December 31, 2004 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.

     4)   See Notes 9 and 11 to the financial statements.

     5) As of June 30, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                            (In thousands of pesos)

          Insured assets                                               Insured    Book Value    Book Value
                                        Risks covered                  amount        as of        as of
                                                                                   06.30.05      12.31.04
          --------------------------------------------------------------------------------------------------
          Office assets       Fire, thunderbolt and/or explosion         200          140          215
          --------------------------------------------------------------------------------------------------

     6) As of June 30, 2005 and December 31, 2004, there were no contingencies highly likely to occur which have not been given accounting recognition

     7) As of June 30, 2005 and December 31, 2004, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, August 9, 2005.

(Signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of June 30, 2005 and 2004
                            (In thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the period of six months ended June 30, 2005 reported by the Company amounts to $ 53,205; it was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s main source of income, as shown in its Income Statement.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 15 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000 with a face value of $ 1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company, provided that it cannot be withheld from dividends.

On April 28, 2005, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to absorb all accumulated losses as of December 31, 2004.

On February 3, 2004, Grupo Financiero Galicia S.A. exchanged all its holdings of Ordinary Negotiable Obligations issued by Banco Galicia Uruguay S.A. for BODEN 2012 and US dollars in cash.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Informative Review as of June 30, 2005 and 2004 (Continued)
                            (In thousands of pesos)

In June 2004, after the total suspension of all its activities as from February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank.

The adoption of this resolution by the Central Bank of Uruguay will not affect the rights of depositors and holders of obligations arising under the reorganization plan approved in 2002, or those arising from subsequent exchanges of rescheduled deposits.

In June 2005, in order to strengthen the financial position of its subsidiaries, Grupo Financiero Galicia SA waived its rights to collect the subordinated negotiable obligation issued by Galicia Uruguay for US$ 43,000 thousand.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                      06.30.05        06.30.04       06.30.03        06.30.02      06.30.01
Current Assets                          26,832          30,906         28,571          33,559        65,583
Non-current Assets                   1,558,720       1,607,752      1,553,214       2,376,568     2,990,353
                                 --------------  --------------  -------------  --------------  ------------
Total Assets                         1,585,552       1,638,658      1,581,785       2,410,127     3,055,936
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                     12,803           4,339            843           1,054         1,026
Non-current liabilities                      6          45,794         43,213          44,959             7
                                 --------------  --------------  -------------  --------------  ------------
Total Liabilities                       12,809          50,133         44,056          46,013         1,033
                                 --------------  --------------  -------------  --------------  ------------

Shareholders' Equity                 1,572,743       1,588,525      1,537,729       2,364,114     3,054,903
                                 --------------  --------------  -------------  --------------  ------------
Total                                1,585,552       1,638,658      1,581,785       2,410,127     3,055,936
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                      06.30.05        06.30.04       06.30.03        06.30.02      06.30.01
Ordinary operating result              150,933        (41,308)       (36,899)       (776,842)       215,678
Financial results                      (4,139)           5,241       (27,839)          82,165           383
Other income and expenses            (133,454)             545          6,931        (44,647)          (69)
                                 --------------  --------------  -------------  --------------  ------------
Ordinary net (loss)/ income             13,340        (35,522)       (57,807)       (739,324)       215,992
Income tax                              39,865         (5,388)           (17)               -             -
                                 --------------  --------------  -------------  --------------  ------------
Net income/(loss)                       53,205        (40,910)       (57,824)       (739,324)       215,992
                                 ==============  ==============  =============  ==============  ============

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
          Informative Review as of June 30, 2005 and 2004 (Continued)
                            (In thousands of pesos)

RATIOS

                                     06.30.05        06.30.04        06.30.03       06.30.02       06.30.01
-------------------------------------------------------------------------------------------------------------
Liquidity                             2.09575         7.12283        33.89205       31.83965        63.92105
-------------------------------------------------------------------------------------------------------------
Credit standing                     122.78421        31.68621        34.90396       51.37926     2,957.31171
-------------------------------------------------------------------------------------------------------------
Capital assets                        0.98307         0.98113         0.98193        0.98607         0.97853
----------------------------------------------------------------------------------------------------------

The parent-only financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as the consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of June 30, 2003, 2002 and 2001 have been restated to constant currency of February 28, 2003.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity investment in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

In fiscal year 2005, B2agro S.A. decided to suspend its business activity, and has streamlined the Company structure, adapting it to the minimum level necessary to ensure its proper administration. It is currently evaluating the implementation of business projects associated with the offering of services to the agricultural and livestock sector via the Internet.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
          Informative Review as of June 30, 2005 and 2004 (Continued)
                            (In thousands of pesos)

Through its subsidiary Net Investment B.V., Net Investment S.A. implements its participation in Tradecom International N.V., a company organized in The Netherlands and which operates by means of its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A.

Considering that the majority shareholder of the "Tradecom Group" (Unibanco - Brazil) has difficulty remitting funds abroad for capital contributions, and that maintaining the Dutch company Tradecom International N.V. involves high costs, the shareholders decided to move the corporate structure from The Netherlands to Brazil, so Tradecom International N.V. will be dissolved and wound up, and the holding will be regrouped in Tradecom Brasil S.A., a company organized in Brazil.

In view of the high costs associated with maintaining a company organized in The Netherlands, as mentioned in the preceding paragraph, and that it is convenient for Net Investment S.A. to hold a direct participation in Tradecom Brasil S.A., at the Extraordinary Meeting of Shareholders held on December 29, 2004, Net Investment S.A., as shareholder of Net Investment B.V., resolved to dissolve the company and subsequently wind it up as from that date.

The Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A. held in April 2003 resolved to dissolve this company in advance and subsequently wind it up. During the first quarter of 2004, formalities carried out to dissolve this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

o    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life, retirement and property and casualty insurance companies. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

                            Grupo Financiero Galicia
                                      S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
          Informative Review as of June 30, 2005 and 2004 (Continued)
                            (In thousands of pesos)

In the first semester of 2005, the joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. was $16,866. As of June 30, 2005, these companies had 1,250,000 insureds in all their lines of business.

From a commercial standpoint, within a more favorable context, the company's business was focused on taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

As a result of these efforts, in the first quarter of 2005 the volume of premiums was 45.2% higher than in the same quarter of the previous year, significant progress having been made in the sales of policies through banking channels.

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG Investment S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A.

The shares were actually transferred on April 29 for a total amount of $6,806. Consequently, for purposes of a correct comparison of the production information mentioned above, the equity investment held by Instituto de Salta Compania de Seguros de Vida S.A. has been excluded from the half-yearly production, as well as its comparative format with the six month period of the previous year.

o    Galicia Warrants S.A.

The results for the first semester ended June 30, 2005 have been encouraging because of the level of activity recorded and the expectations for the rest of this year. Income for $2,452, with a net profit of $647, was recorded in this quarter, which represents 26.6% of billings.

Warrants and warehouse receipts were issued for US$ 39,318 thousand, while in the same period of 2004, the volume issued amounted to US$35,976 thousand, which represents a 9.30% increase.

The Company has recorded a gradual and sustained recovery of its level of activity from the crisis unleashed in 2002. We expect this trend will be maintained throughout the second semester, accompanying the growth of the economy and, particularly, of the agricultural and livestock activity as well as of those activities derived from the latter.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
          Informative Review as of June 30, 2005, and 2004 (Continued)
                            (In thousands of pesos)

o    Galval Agente de Valores S.A.

This company is organized in Uruguay and Grupo Financiero Galicia S.A. holds 100% of its capital stock and voting rights. Galval Agente de Valores S.A. will start to operate as a securities agent in that country, no type of business activity having been conducted by it so far.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, August 9, 2005.

(Signed) Antonio Roberto Garces. Chairman.

I, Susana G. Moltedo de Ruiz, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of six months ended June 30, 2005, presented in comparative format with the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on August 9, 2005. This translation consists of 108 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de seis meses terminado el 30 de junio de 2005, presentado en forma comparativa con igual periodo del ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 22 de agosto de 2005. La presente traduccion consta de 108 fojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 -2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of June 30, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of six months then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the period of six months ended June 30, 2005, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on August 9, 2005 in accordance with auditing standards in force in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in paragraphs 3 and 4 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of six months ended June 30, 2005, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances.

3. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by the Argentine Central Bank rules. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on the financial statement presentation issued by the control body differ from professional accounting standards in force in the Autonomous City of Buenos Aires, the principal effects of which have been indicated in that Note.

4. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2005 and its consolidated financial statements at that date, detailed in paragraph 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in paragraph 3. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in paragraph 3 of the limited review report issued by the external auditors on this date, as mentioned in paragraph 2. above. In performance of the legality control that is part of our field of competence, we have no observations to make.

     As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of six months ended June 30, 2005, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

     Furthermore, we report that the attached financial statements arise from accounting records kept, in all formal respects, in compliance with legal rules in force in Argentina.

     Autonomous City of Buenos Aires, August 9, 2005

     (Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics
     Committee.

     I, Susana G. Moltedo de Ruiz, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of six months ended June 30, 2005, produced in Spanish, a copy of which I have had before me.

     Given and signed in Buenos Aires, Argentina on August 22, 2005. This translation consists of 3 pages

     Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de seis meses terminado el 30 de junio de 2005, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 22 de agosto de 2005. La presente traduccion consta de 3 fojas utiles.

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, 2nd floor
Autonomous City of Buenos Aires

1. We have performed a limited review of the statement of financial condition of Grupo Financiero Galicia S.A. as of June 30, 2005, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the periods of six months ended June 30, 2005 and 2004, as well as supplementary Notes 1 to 16 Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statement of financial condition of Grupo Financiero Galicia S.A. as of June 30, 2005, and the consolidated income statements and consolidated statements of cash flows for the periods of six months ended June 30, 2005 and 2004, together with Notes 1 to 23, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consist in applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 1 to the financial statements, the companies controlled by Grupo Financiero Galicia S.A. have significant exposure to the Argentine Public Sector in different instruments derived from the National Government's debt restructuring. Furthermore, the following processes have not yet been concluded: (a) the final settlement of the compensation to Banco de Galicia y Buenos Aires S.A. for damages derived from government provisions detailed in Notes 1 to the financial statements; or (b) the arrangement with creditors by Banco Galicia Uruguay and Banco Galicia Cayman Ltd (in provisional liquidation), both subsidiaries of Banco de Galicia y Buenos Aires S.A., described in Note 1 to the financial statements; and the effect of which cannot be estimated on the balance sheet and the financial position of the Company.

4. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, these criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control body, differ from professional accounting standards applicable in the Autonomous City of Buenos Aires, the principal effects of which have been detailed in that Note.

5. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

6. On February 14, 2005 we issued an audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, with qualifications regarding the recoverability of receivables from the Public Sector and the uncertain circumstances indicated in paragraph 3. of this report. That report also included certain departures from professional accounting standards for the reasons indicated in paragraph 4. above.

7. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 mentioned in paragraph 6. of this report, we state that:

     a) the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2005 and 2004 and its consolidated financial statements at those dates, detailed in paragraph 1. above, prepared in accordance with Argentine Central Bank rules (Argentine Banking GAAP) and, except as mentioned in paragraph 4. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in paragraph 3. above.

     b) the comparative information included in the parent-only and consolidated statements of financial condition and in supplementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of Grupo Financiero Galicia S.A.

8.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the CNV.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

     c) We have read the Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no comments to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of June 30 2005, the debts accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 17,967.79, which were not yet due at that date.

Autonomous City of Buenos Aires, August 9, 2005

             PRICE WATERHOUSE & CO. S.R.L.

                                              (Partner)
--------------------------------------------------------
   C.P.C.E.C.A.B.A. To 1 Fo 17 Santiago J. Mignone
              Public Accountant (U.B.A.)
       C.P.C.E. Autonomous City of Buenos Aires
                   To. 233 - Fo. 237